Exhibit 99.2

CONTENTS

Independent auditor's report
Independent Auditor’s Report on the Separate and Consolidated Financial Statements		03

Financial Statements
Balance sheet		05
Statement of income		07
Statement of comprehensive income		08
Statement of cash flows		09
Statement of changes in equity		10
Statement of value added		11

Management Report
Management report

Notes to the separate and consolidated financial statements
1.	Operations	12
2.	Presentation and preparation of the parent company and consolidated financial statements	12
3.	Summary of material accounting policies	14

Assets
4.	Cash and cash equivalents	18
5.	Financial investments and marketable securities	18
6.	Trade accounts receivable	20
7.	Inventories	21
8.	Biological assets	21
9.	Recoverable taxes	22
10.	Notes receivable	23
11.	Advances to suppliers	23
12.	Assets and liabilities held for sale and discontinued operations	24
13.	Deferred income and social contribution taxes	25
14.	Investments	25
15.	Investment property	29
16.	Property, plant and equipment	30
17.	Right-of-use assets	31
18.	Intangible assets	32

Liabilities and Equity
19.	Trade accounts payable	33
20.	Accrued payroll and related charges	33
21.	Taxes payable	34
22.	Loans, financing and debentures	35
23.	Advances from customers	37
24.	Lease payable	37
25.	Notes payable	39
26.	Provision for contingencies	39
27.	Equity	42

Income or Loss
28.	Net sales revenue	45
29.	Costs and expenses by nature	46
30.	Net financial result	46
31.	Earnings (loss) per share	47

Financial instruments
32.	Financial instruments and risk management	47

Taxes on income
33.	Income and social contribution taxes	58

Other information
34.	Segment reporting	58
35.	Insurance coverage	59
36.	Related-party transactions	60
37.	Management compensation	62
38.	Additional information of the cash flow statements	63
39.	Events after the reporting period	63

Statements
Statement of executive officers on the financial statements
Statement of executive officers on the independent auditors report

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditors' report on
review of interim financial
information

Grant Thornton Auditores
Independentes Ltda.

Av. Eng. Luiz Carlos Berrini, 105 -
12[o] andar, Itaim Bibi - São Paulo (SP)
Brasil
T +55 11 3886-5100
www.grantthorntan.com.br

To the board of Directors and Shareholders of

Marfrig Global Foods S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Marfrig Global Foods S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2025, comprising the balance sheet as of March 31, 2025, and the respective statements of income, of comprehensive income, of changes in shareholders' equity and cash flows for the period of three months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board [Iasb], such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved | Marfrig Global Foods | GTB52675   03

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2025, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 15, 2025

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

/s/ Jefferson Coelho Diniz

Jefferson Coelho Diniz

Accountant CRC 1SP-277.007/O-8

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved | Marfrig Global Foods | GTB52675   04

MARFRIG GLOBAL FOODS S.A.

Balance sheet
As at March 31, 2025 and December 31, 2024
(In thousands of Brazilian reais - R$)

ASSETS

		Parent		Consolidated
	NE	03/31/2025	12/31/2024	03/31/2025	12/31/2024

CURRENT ASSETS
Cash and cash equivalents	4	263,664	732,320	3,855,210	4,516,687
Financial investments and marketable securities	5	3,074,381	5,717,946	16,121,532	18,002,828
Trade accounts receivable	6	8,285,525	9,153,215	7,919,133	9,175,814
Inventories	7	655,099	664,152	11,062,645	11,482,938
Biological assets	8	-	-	3,724,163	2,926,421
Recoverable taxes	9	900,359	756,930	3,801,014	3,235,325
Prepaid expenses		14,210	6,229	644,435	425,830
Notes receivable	10	670,476	650,180	34,280	59,452
Advances to suppliers	11	57,021	2,458,770	419,009	2,739,402
Derivative financial instruments	32	4,967	8,629	253,747	84,969
Restricted cash		-	-	262,686	276,025
Dividends receivable		-	-	1,169	851
Other receivables		80,548	98,457	610,991	586,066

		14,006,250	20,246,828	48,710,014	53,512,608

Assets held for sale	12	931,355	999,649	1,343,629	1,422,058

Total current assets		14,937,605	21,246,477	50,053,643	54,934,666

NON-CURRENT ASSETS
Financial investments and marketable securities	5	-	-	291,374	323,811
Trade accounts receivable	6	-	-	24,767	22,620
Judicial deposits		55,871	58,201	489,427	487,501
Recoverable taxes	9	5,404,988	5,509,034	9,601,944	10,141,498
Notes receivable	10	2,699,430	2,890,719	8,243	8,635
Restricted cash		-	-	64,287	60,790
Deferred income and social contribution taxes	13	1,947,201	1,505,854	5,108,406	4,476,955
Derivative financial instruments	32	14,710	12	412,814	251,582
Other receivables		733	409	218,909	249,999

		10,122,933	9,964,229	16,220,171	16,023,391

Biological assets	8	-	-	3,385,909	1,787,237
Investments	14	25,450,335	23,231,783	700,270	224,843
Investment property	15	120,317	116,794	120,317	116,794
Property, plant and equipment	16	2,257,478	2,217,560	40,427,521	41,246,113
Right-of-use assets	17	340,603	359,527	4,775,229	4,049,362
Intangible assets	18	225,817	232,139	19,671,286	19,127,733

		28,394,550	26,157,803	69,080,532	66,552,082

Total non-current assets		38,517,483	36,122,032	85,300,703	82,575,473

TOTAL ASSETS		53,455,088	57,368,509	135,354,346	137,510,139

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

05

MARFRIG GLOBAL FOODS S.A.

Balance sheet
As at March 31, 2025 and December 31, 2024
(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY

		Parent		Consolidated
	NE	03/31/2025	12/31/2024	03/31/2025	12/31/2024

CURRENT LIABILITIES
Trade accounts payable	19	1,695,094	1,801,269	20,897,879	20,261,845
Accrued payroll and related charges	20	186,092	217,460	2,372,190	2,351,893
Taxes payable	21	22,679	18,818	1,215,626	1,236,661
Loans, financing and debentures	22	2,989,160	4,479,301	6,621,740	8,352,851
Advances from customers	23	4,470,046	4,789,380	5,570,128	6,089,060
Lease payable	24	34,158	29,004	1,246,651	1,204,466
Notes payable	25	74	62,360	272,447	220,653
Provision for contingencies	26	-	-	721,318	784,296
Derivative financial instruments	32	46,134	63,917	104,999	450,945
Dividends and interest on equity paid		165	284	2,971	2,792
Other payables		22,504	16,113	1,150,340	1,242,969

		9,466,106	11,477,906	40,176,289	42,198,431

Liabilities related to held-for-sale assets	12	-	-	847,228	767,344

Total current liabilities		9,466,106	11,477,906	41,023,517	42,965,775

NON-CURRENT LIABILITIES
Deferred income and social contribution taxes	13	-	-	9,525,016	8,755,947
Trade accounts payable	19	-	-	6,108	11,767
Accrued payroll and related charges	20	-	-	457,797	467,127
Taxes payable	21	848	58,867	196,041	258,302
Loans, financing and debentures	22	17,824,694	16,774,557	51,261,829	52,770,780
Lease payable	24	338,737	344,851	4,444,635	3,691,734
Notes payable	25	21,732,699	24,486,804	31,812	39,156
Provision for contingencies	26	285,963	222,059	6,632,557	6,607,415
Derivative financial instruments	32	989,575	1,179,321	1,198,809	1,415,527
Other payables		-	-	525,353	588,497

Total non-current liabilities		41,172,516	43,066,459	74,279,957	74,606,252

EQUITY
Share capital	27.1	10,367,391	10,367,391	10,367,391	10,367,391
Capital reserve and treasury shares	27.2	(1,943,472)	(2,141,436)	(1,943,472)	(2,141,436)
Legal reserve	27.3	624,664	624,664	624,664	624,664
Tax incentive reserve	27.4	964,286	964,286	964,286	964,286
Earnings reserve	27.5	2,637,330	2,637,330	2,637,330	2,637,330
Other comprehensive income	27.6	(9,921,865)	(9,628,091)	(9,921,865)	(9,628,091)
Retained earnings		88,132	-	88,132	-
Controlling shareholders’ equity		2,816,466	2,824,144	2,816,466	2,824,144
Non-controlling interest		-	-	17,234,406	17,113,968

Total equity		2,816,466	2,824,144	20,050,872	19,938,112

TOTAL LIABILITIES AND EQUITY		53,455,088	57,368,509	135,354,346	137,510,139

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

06

MARFRIG GLOBAL FOODS S.A.

Statement of income
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except earnings per share)

		Parent		Consolidated
		YTD	YTD	YTD	YTD
	NE	2025	2024	2025	2024
NET SALES REVENUE	28	2,481,488	2,141,416	39,405,009	31,590,916

Cost of products and goods sold	29	(1,941,657)	(1,757,286)	(34,762,076)	(27,753,193)
GROSS PROFIT		539,831	384,130	4,642,933	3,837,723

Operating expenses		(58,200)	(316,799)	(3,369,289)	(2,961,053)

Selling expenses	29	(135,885)	(128,810)	(2,738,153)	(2,468,695)
General and administrative expenses	29	(89,018)	(48,225)	(646,965)	(464,744)
Equity in earnings (losses) of subsidiaries	14	190,643	(154,103)	1,922	(14,407)
Other operating income (expenses)		(23,940)	14,339	13,907	(13,207)
Net income before financial income (expenses)		481,631	67,331	1,273,644	876,670

Net financial result	30	(834,330)	(109,319)	(1,340,081)	(972,504)

Financial income		1,431,575	824,554	3,731,428	1,926,083
Financial expenses		(2,265,905)	(933,873)	(5,071,509)	(2,898,587)
LOSS BEFORE TAXES		(352,699)	(41,988)	(66,437)	(95,834)

Income and social contribution taxes		441,347	68,913	491,801	228,168

Current income and social contribution taxes	33	-	27,016	(85,105)	(93,563)
Deferred income and social contribution taxes	33	441,347	41,897	576,906	321,731

NET PROFIT FOR THE PERIOD FROM CONTINUED OPERATIONS		88,648	26,925	425,364	132,334

Net income (loss) for the period from discontinued operations	12	(744)	35,693	(744)	35,652

Net income for the period from continuing and discontinued operations		87,904	62,618	424,620	167,986

Net income attributable to:
Controlling interest - continuing operation		88,648	26,925	88,648	26,925
Controlling interest - discontinued operation		(744)	35,693	(744)	35,693
Controlling interest		87,904	62,618	87,904	62,618

Non-controlling interest - continuing operation		-	-	336,716	105,409
Non-controlling interest - discontinued operation		-	-	-	(41)
Non-controlling interest		-	-	336,716	105,368

		87,904	62,618	424,620	167,986

Basic and diluted earnings per share - common continuing operation		0.1023	0.0423	0.1023	0.0423
Basic and diluted earnings (losses) per share - common discontinued operation		(0.0009)	0.0561	(0.0009)	0.0561
BASIC AND DILUTED EARNINGS (LOSSES) PER SHARE - COMMON	31	0.1014	0.0984	0.1014	0.0984

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

07

MARFRIG GLOBAL FOODS S.A.

Statement of comprehensive income
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$)

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023

NET INCOME FOR THE PERIOD	87,904	62,618	424,620	167,986

Exchange variation on net investments and balance sheet translation	(430,913)	22,884	(493,033)	82,964
Gains (losses) on net investment hedge	52,043	(29,491)	103,071	(58,909)
Gains (losses) on net interest hedge	158,276	(139,991)	158,276	(139,991)
Actuarial gains (losses) on pension plans and post-employment benefits	632	(3,590)	1,252	(7,169)
Gains on investments at FVOCI	324	-	642	-
Equity amounts related to assets held for sale	(74,136)	(38,805)	(74,136)	(38,805)

Total comprehensive income for the period	(293,774)	(188,993)	(303,928)	(161,910)

TOTAL COMPREHENSIVE INCOME	(205,870)	(126,375)	120,692	6,076

Attributable to:
Controlling interest - continuing operation	(205,126)	(162,068)	(205,126)	(162,068)
Controlling interest - discontinued operation	(744)	35,693	(744)	35,693

Controlling interest	(205,870)	(126,375)	(205,870)	(126,375)

Non-controlling interest - continuing operation	-	-	326,562	132,492
Non-controlling interest - discontinued operation	-	-	-	(41)

Non-controlling interest	-	-	326,562	132,451

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

08

MARFRIG GLOBAL FOODS S.A.

Statement of cash flows
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$)

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2025	2024	2025	2024

NET INCOME FROM CONTINUING OPERATIONS IN THE PERIOD	88,648	26,925	88,648	26,925
NON-CASH ITEMS	449,556	218,558	3,634,612	2,915,338

Depreciation and amortization	63,609	33,731	1,794,756	1,696,151
Non-controlling interest	-	-	336,716	105,409
Provision for contingencies	81,492	17,916	169,462	137,229
Deferred taxes and tax liabilities	(441,347)	(41,897)	(576,906)	(321,731)
Equity in earnings of subsidiaries	(190,643)	154,103	(1,922)	14,407
Exchange variation on financing	(52,207)	80,432	(837,547)	389,642
Exchange variation on other assets and liabilities	204,254	(440,651)	926,434	(493,776)
Interest expenses on financial debt	674,258	407,094	1,456,873	1,073,583
Interest expenses on finance lease	259	328	104,014	98,462
Cost with issue of financial operations	19,252	9,394	50,343	35,919
Adjustment to present value and market-to-market	5	40	293,076	170,957
Estimated (reversion) losses on inventories	2,053	(1,806)	5,064	(7,032)
Estimated losses on doubtful accounts	115	248	9,775	30,448
Estimated losses on non-realization of recoverable taxes	91,960	-	95,809	3,473
Revaluation of investment property	(3,523)	(1,629)	(3,523)	(1,629)
Other non-cash effects	19	1,255	(187,812)	(16,174)
EQUITY CHANGES	(1,909,207)	(2,170,205)	(762,689)	(1,555,561)

Trade accounts receivable	485,927	506,520	333,699	1,413,167
Inventories	7,000	(48,315)	(15,766)	377,901
Biological assets - current	-	-	(166,447)	(126,190)
Judicial deposits and contingencies	(15,258)	(14,538)	(203,895)	(105,721)
Accrued payroll and related charges	(31,368)	(2,592)	(12,756)	(134,445)
Trade accounts payable and supplier chain financing	292,213	(1,738,468)	927,984	(3,084,886)
Current and deferred taxes	(178,029)	4,557	7,942	275,148
Notes receivable and payable	(2,240,520)	(985,483)	(1,159,947)	(23,992)
Derivative financial instruments	(245,167)	108,550	(196,156)	51,441
Other assets and liabilities	15,995	(436)	(277,347)	(197,984)
CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,371,003)	(1,924,722)	2,960,571	1,386,702

Investments	(58,267)	(26,859)	(511,106)	(39,485)
Cash from acquisition of related-party	-	-	15,272	-
Investments in fixed assets	(78,300)	(84,752)	(501,747)	(409,289)
Investments in non-current biological assets	-	-	(389,802)	(353,243)
Investments in intangible assets	-	-	(48,352)	(41,018)
Financial investments and marketable securities	2,643,565	(1,657,645)	1,831,292	(1,379,097)
CASH FLOW PROVIDED BY (USED IN) INVESTING ACTIVITIES	2,506,998	(1,769,256)	395,557	(2,222,132)

Loans and financing	(1,081,307)	601,244	(2,409,049)	(1,928,968)
Loans obtained	1,864,571	1,521,407	24,060,233	18,582,974
Loans settled	(2,945,878)	(920,163)	(26,469,282)	(20,511,942)
Payment of derivatives - fair value hedge	-	-	(52,867)	(85,737)
Leases paid	(1,224)	(1,366)	(302,346)	(294,627)
Treasury shares	(383,037)	(63,928)	(799,778)	(199,023)
Dividends received (paid) in the period	(119)	993,300	(119)	-
CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,465,687)	1,529,250	(3,564,159)	(2,508,355)

Exchange variation on cash and equivalents	(138,964)	76,661	(568,340)	335,960
Discontinued operations net of cash	-	250,861	114,894	241,475
CASH FLOW IN THE PERIOD	(468,656)	(1,837,206)	(661,477)	(2,766,350)

CASH AND CASH EQUIVALENTS

Balance at end of the period	263,664	103,031	3,855,210	3,693,862
Balance at beginning of the period	732,320	1,940,237	4,516,687	6,460,212

CHANGE IN THE PERIOD	(468,656)	(1,837,206)	(661,477)	(2,766,350)

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

09

MARFRIG GLOBAL FOODS S.A.

Statement of changes in equity
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$)

	Share capital	Capital reserve and treasury shares	Legal reserve	Tax incentive reserve	Earnings reserve	Other comprehensive income	Acumulated losses	Total	Total non- controlling interest	Total equity
AT DECEMBER 31, 2023	10,367,391	(515,881)	484,848	229,403	2,927,390	(5,861,827)	-	7,631,324	17,258,511	24,889,835
Cumulative translation adjustment and asset valuation adjustment	-	(49,710)	-	-	-	22,884	229	(26,597)	60,080	33,483
Aquisition of treasury shares	-	(63,928)	-	-	-	-	-	(63,928)	-	(63,928)
Losses on net investment hedge	-	-	-	-	-	(29,491)	-	(29,491)	(29,418)	(58,909)
Losses on net interest hedge	-	-	-	-	-	(139,991)	-	(139,991)	-	(139,991)
Actuarial losses on pension plans and post-employment benefits	-	-	-	-	-	(3,590)	-	(3,590)	(3,579)	(7,169)
Share-based payment in subsidiary BRF	-	2,810	-	-	-	-	-	2,810	2,802	5,612
Treasury shares in subsidiary BRF	-	(67,631)	-	-	-	-	-	(67,631)	(67,464)	(135,095)
Gain on BRF capital transactions	-	1,012	-	-	-	-	-	1,012		1,012
Equity amounts related to assets held for sale	-	-	-	-	-	(38,805)	-	(38,805)		(38,805)
Net income for the period	-	-	-	-	-	-	62,618	62,618	105,368	167,986
AT MARCH 31, 2024	10,367,391	(693,328)	484,848	229,403	2,927,390	(6,050,820)	62,847	7,327,731	17,326,300	24,654,031

	Share capital	Capital reserve and treasury shares	Legal reserve	Tax incentive reserve	Earnings reserve	Other comprehensive income	Retained earnings	Total	Total non- controlling interest	Total equity
AT DECEMBER 31, 2024	10,367,391	(2,141,436)	624,664	964,286	2,637,330	(9,628,091)	-	2,824,144	17,113,968	19,938,112
Cumulative translation adjustment and asset valuation adjustment	-	144,186	-	-	-	(430,913)	228	(286,499)	(62,120)	(348,619)
Aquisition of treasury shares	-	(383,037)	-	-	-	-	-	(383,037)	-	(383,037)
Gains on net investment hedge	-	-	-	-	-	52,043	-	52,043	51,028	103,071
Gains on net interest hedge	-	-	-	-	-	158,276	-	158,276	-	158,276
Actuarial gains on pension plans and post-employment benefits	-	-	-	-	-	632	-	632	620	1,252
Gains on investments at FVOCI	-	-	-	-	-	324	-	324	318	642
Share-based payment in subsidiary BRF	-	197	-	-	-	-	-	197	193	390
Treasury shares in subsidiary BRF	-	(210,424)	-	-	-	-	-	(210,424)	(206,317)	(416,741)
Capital transactions with related party	-	647,042	-	-	-	-	-	647,042	-	647,042
Equity amounts related to assets held for sale	-	-	-	-	-	(74,136)	-	(74,136)	-	(74,136)
Net income for the period	-	-	-	-	-	-	87,904	87,904	336,716	424,620
AT MARCH 31, 2025	10,367,391	(1,943,472)	624,664	964,286	2,637,330	(9,921,865)	88,132	2,816,466	17,234,406	20,050,872

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

10

MARFRIG GLOBAL FOODS S.A.

Statement of value added
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$)

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
REVENUE	2,664,975	2,298,227	42,228,357	33,831,571
Sales of goods and services	2,664,931	2,298,330	41,847,203	33,640,436
Other revenues	159	145	390,929	221,583
Estimated losses on doubtful accounts	(115)	(248)	(9,775)	(30,448)

INPUTS PURCHASED FROM THIRD PARTIES (including taxes - ICMS, IPI, PIS and COFINS)	2,032,680	1,815,311	33,916,778	26,737,798
Cost of goods sold and services rendered	1,586,327	1,505,917	28,106,430	22,220,478
Materials, energy, outsourced services and other	444,300	311,200	5,805,284	4,524,352
Impairment/recovery of assets	2,053	(1,806)	5,064	(7,032)

GROSS VALUE ADDED	632,295	482,916	8,311,579	7,093,773
Depreciation and amortization	63,609	33,731	1,794,756	1,696,151

NET VALUE CREATED BY THE COMPANY	568,686	449,185	6,516,823	5,397,622

VALUE ADDED RECEIVED THROUGH TRANSFER	1,621,474	1,004,124	3,836,305	2,412,701
Equity in earnings (losses) of subsidiaries	190,643	(154,103)	1,922	(14,407)
Financial income	1,431,575	824,554	3,731,428	1,926,083
Discontinued operation	(744)	333,673	102,955	501,025

TOTAL VALUE ADDED TO BE DISTRIBUTED	2,190,160	1,453,309	10,353,128	7,810,323

VALUE ADDED DISTRIBUTION	2,190,160	1,453,309	10,353,128	7,810,323

EMPLOYEES	178,290	138,236	3,539,585	2,997,259
Direct compensation	130,023	104,151	2,867,417	2,441,898
Benefits	37,114	26,148	570,512	465,390
FGTS (severance pay fund)	11,153	7,937	101,656	89,971

TAXES PAYABLE	(346,662)	16,586	1,115,259	1,193,471
Federal	(393,246)	(32,004)	253,734	366,938
State	42,625	44,095	839,799	803,108
Municipal	3,959	4,495	21,726	23,425

VALUE DISTRIBUTED TO PROVIDERS OF CAPITAL	2,270,628	1,235,869	5,273,664	3,451,607
Financial expenses	2,265,905	933,873	5,071,509	2,898,587
Rentals	4,723	4,016	98,456	87,648
Discontinued operation	-	297,980	103,699	465,372

VALUE DISTRIBUTED TO SHAREHOLDERS	87,904	62,618	424,620	167,986
Net income from operations in the period	87,904	62,618	87,904	62,618
Non-controlling interest	-	-	336,716	105,368

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

11

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

1. OPERATIONS

Marfrig Global Foods S.A. (“Company” or “Marfrig”) is a multinational corporation operating in the food industry, in the food service, retail and convenience, industrial and export channels in Brazil and around the world. With a production footprint spanning the Americas, it has a diversified and comprehensive portfolio of products and its operations are founded on its commitment to excellence and quality, which has assured its products presence in the world’s largest restaurant chains and supermarkets, as well as homes in nearly 100 countries. The Company’s activities include the production, processing, further processing, sale and distribution of animal-based products (beef, pork, lamb, fish and poultry), pastas, margarine, pet food, plant-based proteins, including also breeding, rearing and confinement processes and agricultural production focused on the cultivation of grains and fodder for animal feed. The Company is domiciled in Brazil and headquartered in the city of São Paulo.

The Company is a publicly held corporation with its shares listed on the New Market listing segment of the Brazilian Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under the ticker MRFG3. Because it is listed on the Novo Mercado special corporate governance segment of B3, the Company is subject to arbitration under the Market Arbitration Chamber, pursuant to the arbitration clause in its by-laws. It also trades as a Level I American Depositary Receipt (ADR), under the ticker MRRTY, on the Over-the-Counter (OTC) Market in the United States. Each ADR (USOTC:MRRTY) corresponds to one common share (BOV:MRFG3).

The Company’s stock is also a component of the main performance indicators of Brazil’s Capital Markets, such as the Bovespa Index. The Company stock is also a component of the stock indexes of the Brazilian Stock Exchange: Bovespa Index (IBOV); Value Index (IVBX 2); Agribusiness Index (AGFS - IAGRO); BM&FBOVESPA Broad Brazil Index (IBrA); Brazil Index 100 (IBrX 100); Brazil Index 50 (IBrX 50); Consumption Index (ICON); Corporate Governance Trade Index (IGCT); Special Corporate Governance Stock Index (IGC); Novo Mercado Corporate Governance Index (IGC-NM); Industrial Sector Index (INDX); Special Tag-Along Stock Index (ITAG); Small Cap Index (MLCX); and BM&FBOVESPA Dividend Index (IDIV B3). The Company's stock is also part of the sustainability reference index: Carbon Efficient Index (ICO2).

2. PRESENTATION AND PREPARATION OF THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Management of the Company approved the issue of these individual and consolidated interim financial statements on May 15, 2025, and warrants that, based on its judgment, all material information is substantiated and corresponds to that used in its management activities.

2.1. Statement of compliance

Consolidated interim financial statements

The Company’s consolidated interim financial statements were prepared and are presented in accordance with accounting policies adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The accounting policies adopted in Brazil include those provided for in Brazilian Corporation Law, the Brazilian Accounting Standards (NBCs) and resolutions and instructions issued by the Securities and Exchange Commission of Brazil (CVM).

The individual and consolidated Statement of Value Added is required under Brazilian Corporation Law and the accounting policies adopted in Brazil applicable to listed companies. IFRS standards do not require said statement. As a result, under IFRS, this statement is being presented as supplementary information, without prejudice to the complete set of interim financial statements.

12

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Individual interim financial statements

The parent company interim financial statements were prepared based on the accounting policies adopted in Brazil and resolutions issued by CFC and are disclosed jointly with the consolidated financial statements, observing the accounting guidelines based on Brazilian Corporation Law (Federal Law 6,404/76), which include the provisions introduced, amended and revoked by Law 11,638 of December 28, 2007 and Law 11,941 of May 27, 2009. The aforementioned laws include other changes, but only the main changes occurred for the Company are presented.

There is no difference between the equity and consolidated income (loss) and the parent’s equity and income (loss) disclosed in the interim financial statements. Thus, the interim financial statements are being presented in the same document.

2.2. Basis of presentation

The interim financial statements were prepared on the historical cost basis, unless otherwise stated. Assets, liabilities and financial instruments, when indicated, may be stated at fair value.

The preparation of interim financial statements in accordance with IFRS and NBCs requires the use of certain accounting estimates by the Company’s management. The areas involving judgment or the use of estimates relevant for the financial statements are mentioned in Note 3.1.3 to the financial statements as of December 31, 2024.

The interim financial statements are denominated in Brazilian real (R$), which is the Company’s functional and reporting currency.

2.3. Functional currency

The interim financial statements of each consolidated subsidiary and those used as a basis for accounting for investments under the equity method are prepared using the functional currency of each entity.

Under NBC TG 02/R3 (CVM Resolution 91/22) – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements, functional currency is the currency of the primary economic environment in which the entity operates. To define the functional currency of each subsidiary, Management considered which currency significantly influences the sale price of their goods and services and the currency in which most of their production input costs are paid or incurred.

2.4. Foreign currency translation

Transactions and balances

Foreign currency transactions are translated into the functional currency of the Company using the exchange rate at the transaction date. Gains and losses resulting from the difference between the monetary asset and liability balance translation at the end of the period or year and the translation of the transaction balances are recognized in the statement of income. Non-monetary assets and liabilities in foreign currency measured at fair value are translated at the exchange rate on the date on which their fair value is determined and the differences resulting from such translation will be recognized under other comprehensive income on the closing date of each period or fiscal year.

Group companies

The results of operations and the financial position of all consolidated subsidiaries and investments accounted for under the equity method, whose functional currency differs from the reporting currency, are translated from the reporting currency, as follows:

a)	Asset and liability balances are translated using the exchange rate in effect at the date of the consolidated financial statements;
b)	Statement of income accounts are translated using the monthly average exchange rate, except for subsidiaries located in hyperinflationary economies (closing rate); and
c)	All differences arising from the foreign currency translation are recognized in equity and in the statement of comprehensive income under “Cumulative translation adjustment”.

13

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

3.1. Material accounting policies

The individual and consolidated interim financial statements were prepared in accordance with NBC TG 21/R4 (CVM Resolution 102/22) – Interim Financial Statements, which sets forth the minimum interim accounting information to be reported and the principles of recognition and measurement for complete or condensed interim financial statements. Thus, the quarterly information presented here was prepared based on the accounting policies and estimate calculation methods used while preparing the annual financial statements for the year ended December 31, 2024. There has been no change in said policies and estimate calculation methods.

As allowed by NBC TG 21/R4 (CVM Resolution 102/22) and based on the recommendations contained in Official Letter CVM/SNC/SEP/No. 003/2011, management chose not to report once again the details presented in note 3 to the annual financial statements for the year ended December 31, 2024, with the summary of material accounting policies, to avoid repeating the information already disclosed in its latest annual financial statements. As a result, users must read these individual and consolidated interim financial statements together with the annual individual and consolidated financial statements for the year ended December 31, 2024, to have a better understanding.

3.2. New standards and interpretations

3.2.1. New and revised standards applied

Management believes that the following standards or technical interpretations have not had and will not have significant impacts on the Company:

Standard	Description	Effective date
IAS 28/ CPC 18 (R3)	CVM Resolution 211 makes Technical Pronouncement CPC 18 (R3) – Investments in Associates and Joint Ventures, issued by the Brazilian Accounting Pronouncements Committee (CPC), mandatory for listed companies, pursuant to Appendix “A” of the Resolution, revoking CVM Resolution 118.	Effective for annual periods beginning on or after January 1, 2025.
ICPC 09 (R3)	CVM Resolution 212 makes Technical Interpretation ICPC 09 (R3) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method, issued by the CPC, mandatory for listed companies, revoking CVM Resolution 124.	Effective for annual periods beginning on or after January 1, 2025.
IAS 21/ CPC 02 (R2) IFRS 1/ CPC 37 (R1)	CVM Resolution 213 makes Revision Document of Technical Pronouncement 27, issued by the CPC, mandatory for listed companies. The document presents amendments to Technical Pronouncements CPC 02 (R2) - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and CPC 37 (R1) - First-time Adoption of the International Financial Reporting Standards.	Effective for annual periods beginning on or after January 1, 2025.
IAS 21/ CPC 02 (R2)	The amendments require the disclosure of information that allows users of financial statements to understand the impact of a currency not being exchangeable.	Effective for annual periods beginning on or after January 1, 2025.

14

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.2.2 New standards, amendments and interpretations to existing standards that are not yet mandatory or effective at March 31, 2025

Management is assessing whether the following standards and amendments will have significant impacts on the Company:

Standard	Description	Effective date
IFRS S1 – (CVM Resolution 217/2024) IFRS S2 – (CVM Resolution 218/2024)	On December 26, 2023, CVM approved Resolution 193/23, which establishes the voluntary option for disclosure of sustainability-related financial information, in accordance with the standards issued by the International Sustainability Standard Board (“ISSB”), which provide new requirements for disclosure of sustainability-related risks and opportunities and specific climate-related disclosures, respectively. Accordingly, listed companies, investment funds and securitization companies	may voluntarily adopt these requirements for annual periods beginning on or after January 1, 2024 and adoption will be mandatory for annual periods beginning on or after January 1, 2026.
IFRS 18	The IFRS Accounting Standards, international standard-setting body, issued, on April 9, 2024, IFRS 18 - Presentation and Disclosure in Financial Statements. This standard is the result of a project initiated in April 2016 and now, issued in final form, will modify mainly the presentation format of the Statement of Profit or Loss and require new information related to management-defined performance measures; and	Effective for annual periods beginning on or after January 1, 2027.
IFRS 19	The IFRS Accounting Standards, international standard-setting body, issued, on May 9, 2024, the new standard IFRS 19, entitled “Subsidiaries without Public Accountability: Disclosures”. This standard aims to allow an eligible subsidiary to provide reduced disclosures when applying IFRS Standards in the preparation of its financial statements. To be eligible, the entity must be a subsidiary, must not have public accountability, and must have a parent that publishes consolidated financial statements, available for public use, that comply with IFRS Standards.	Effective for annual periods beginning on or after January 1, 2027.

3.3. International Tax Reform

In December 2021, the Organization for Economic Cooperation and Development (“OCDE”) disclosed the rules of the Pillar Two applicable to multinational groups with consolidated revenues exceeding € 750 million in at least two of the last four years. These rules require the calculation of the effective tax rate in each jurisdiction where they operate, and if this rate is lower than the minimum defined rate of 15%, the multinational group will be required to pay a supplementary amount.

Since 2024, the Company has applied these rules in Austria, South Africa, Netherlands, United Kingdom and Turkey, with no significant impacts to date. In Brazil, the partial adoption of Pillar Two occurred through Provisional Measure 1,262, Regulatory Instruction 2,228/24 and Law 15,079/24, which introduced the Qualified Domestic Minimum Top-up Tax (QDMTT), as an addition to the CSLL, effective as from January 1, 2025. The Company continues to assess the potential impacts of this new taxation to the Group.

3.4. Consolidated financial statements

The consolidated accounting information includes information about the Company and its subsidiaries. The interim accounting information of foreign subsidiaries was prepared in accordance with the law of each country where the companies are located and was converted into the accounting policies issued by the IFRS Accounting Standards.

15

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The table below presents the direct (blue) and indirect equity interests included in the interim financial statements:

EQUITY INTEREST

Parent	Core activity
Marfrig Global Foods S.A.

Processing of products (formed by cattle slaughter facilities in operation, which are also used in beef processing, and for the manufacture of animal nutrition products) and sale of animal-based (beef, pork, lamb, fish and poultry) and plant-based proteins. Located in the States of São Paulo, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul, in addition to distribution centers in the States of São Paulo, Rio de Janeiro and Rio Grande do Sul, which are also used for beef processing.

SUBSIDIARIES	CORE ACTIVITY
Masplen Ltd.	Holding company
Pampeano Alimentos S.A.	Producer of canned meat and other processed products
MFG Agropecuária Ltda.	Agricultural activities, related foreign trade, provision of livestock services, supply of labor and operation as holding company.
Agropecuária Jacarezinho Ltda.	Exploration, marketing, provision of services and technical assistance related to livestock (cattle breeding)
Fazenda São Marcelo Ltda.	Exploration and trade of livestock (cattle breeding) and agricultural products.
Marfrig Overseas Ltd.	Specific purpose entity - SPE
Marfrig Comercializadora de Energia Ltda.	Energy trading and associated services
Inaler S.A. (a)	Processing and marketing of products
Establecimientos Colonia S.A. (a)	Processing and marketing of products
Frigorífico Tacuarembó S.A.	Processing and marketing of products
Indusol S.A.	Specific Purpose Entity - SPE for commission of industry in Uruguay
Prestcott International S.A. (a)	Holding company
Cledinor S.A.	Manufacturing and trade of products: beef and lumb
Abilun S.A.	Holding company
Dicasold S.A.	Marketing and distribution of food products
Marfrig Chile S.A.	Processing and marketing of products
MFG Holdings SAU	Holding company
Quickfood S.A.	Processing and marketing of products
Estancias del Sur S.A. (b)	Processing and marketing of products
Marfrig Holdings (Europe) B.V.	Holding company whose purpose is to raise funds
Marfrig Beef (UK) Limited	Holding company
Weston Importers Ltd.	Trading
MARB Bondco PLC	Holding company whose purpose is to raise funds
MBC Bondco Limited (b)	Holding company whose purpose is to raise funds
Marfrig Beef International Ltd.	Holding company
MFG US Holdings, LLC	Holding company
Marfrig NBM Holdings Ltd.	Holding company
Marfrig US Holdings, LLC	Holding company
Beef Holdings Limited	Holding company
COFCO Keystone Supply Chain (H. Kong) Investment Ltd.	Joint venture
COFCO Keystone Supply Chain (China) Investment Ltd.	Joint venture
NBM US Holdings, Inc.	Holding company whose purpose is to raise funds
MF Foods USA LLC	Marketing of products
Plant Plus Foods , LLC (c)	Processing and marketing of products
Plant Plus Foods Brasil Ltda. (c)	Processing and marketing of products
Plant Plus Foods Canada Inc. (b)	Processing and marketing of products
VG HilarysEatWell, LCC (b)	Processing and marketing of products
National Beef Packing Company, LLC	Processing and marketing of products
Iowa Premium, LLC	Processing and marketing of products
National Carriers, Inc.	Transportation
NCI Leasing, Inc.	Leasing transportation
National Beef California, LP	Processing and marketing of products
National Beef Japan, Inc.	Marketing of products
National Beef Korea, Ltd.	Marketing of products
Kansas City Steak Company, LLC	DTC Marketing of products
National Elite Transportation, LLC	Transportation
National Beef Leathers, LLC	Processing of leather
National Beef de León S. de R.L. de C.V.	Processing of leather
National Beef Ohio, LLC	Processing and marketing of products
National Beef aLF, LLC	Holding company
alF Ventures, LLV	Processing and marketing of products
Zutfray S.A.	Processing and marketing of products

16

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

EQUITY INTEREST - CONTINUED
SUBSIDIARIES	CORE ACTIVITY
BRF S.A.	Processing and marketing of products
BRF GmbH	Holding company
BRF Foods UK Ltd.	Provision of administrative and marketing services
BRF Arabia Holding Company JCS	Holding company
Addoha Poultry Company (d)	Processing and marketing of products
Al Samina Agricultural Production Company (d)	Raising broiler chickens
BRF Arabia Food Industry Ltd.	Preparation of meat, seafood and production of oils and fats
BRF Foods GmbH (e)	Processing, import and sale of products
BRF Foods LLC	Processing, import and sale of products
Al Khan Foodstuff LLC ("AKF") (f)	Import, sale and distribution of products
TBQ Foods GmbH	Holding company
Banvit Bandirma Vitaminli Yem Sanayii AS	Import, processing and sale of products
BRF Global Company Nigeria Ltd.	Provision of marketing and logistics services
BRF Global Company South Africa Proprietary Ltd.	Provision of administrative, marketing and logistics services
BRF Global GmbH	Holding and trading
BRF Japan KK	Provision of services, import, export, manufacturing and trade of products
BRF Korea LLC	Provision of marketing and logistics services
BRF Kuwait Food Supply Management Co. (f)	Import, sale and distribution of products
BRF Shanghai Management Consulting Co. Ltd.	Provision of consulting and marketing services
BRF Shanghai Trading Co. Ltd.	Import, export and sale of products
BRF Singapore Foods PTE Ltd.	Provision of administrative, marketing and logistics services
Eclipse Holding Cöoperatief U.A.	Holding company
ProudFood Lda.	Import and sale of products
Sadia Chile SpA	Import, export and sale of products
One Foods Holdings Ltd.	Holding company
Al-Wafi Food Products Factory Sole Propr. LLC	Import, export, processing and sale of products
Badi Ltd.	Holding company
Al-Wafi Al-Takamol International for Foods Products	Import and sale of products
Joody Al Sharqiya Food Production Factory LLC	Import and sale of products
Federal Foods LLC (f)	Import, sale and distribution of products
Federal Foods Qatar (f)	Import, sale and distribution of products
BRF Energia S.A.	Energy trading
BRF Pet S.A.	Production and sale of animal feed and nutrients
Hecosul Alimentos Ltda. (g)	Production and sale of animal feed
Hercosul Distribuição Ltda. (g)	Import, export, wholesale and retail of products
Hercosul International S.R.L.	Production, export, import of animal feed and nutrition products
Hercosul Soluções em Transportes Ltda.	Road freight
Mogiana Alimentos S.A.	Production, distribution and sale of pet food products
Potengi Holdings S.A. (h)	Holding company
PR-SAD Administração de Bem Próprio S.A.	Asset management
Sadia Alimentos S.A.U.	Holding company
Sadia Uruguay S.A.	Import and sale of products
MBR investimentos Ltda.	Holding of interests in companies, management of companies and enterprises and management of company-owned assets

(a)     Assets held for sale.

(b)     The operations of subsidiaries MBC Bondco Limited, VG HilarysEatWell LLC and PlantPlus Foods Canada Inc. were discontinued in 2024 and the operation of Estancias del Sur S.A. will be discontinued in 2025. These companies are in the process of corporate closure.

(c)     With the completion of acquisitions of interests of (subsidiary) BRF S.A. in Plant Plus Foods, LLC. and Plant Plus Brasil, which occurred, respectively, on January 23, 2025 and February 14, 2025, these subsidiaries began to be consolidated in the Company's accounting information.

(d)     On January 14, 2025, a shareholders' agreement was signed ensuring effective participation in the management of Addoha. Al Samina is a wholly owned subsidiary of Addoha.

(e)     On February 1, 2025, BRF Foods GmbH was merged into BRF GmbH.

(f)     For these entities, there are agreements that guarantee total economic rights, except for AKF, for which the economic rights are 99%.

(g)     On January 2, 2025, subsidiaries Hercosul Alimentos Ltda. and Hercosul Distribution Ltda. were merged into Mogiana Alimentos S.A.

(h)     Associate with a subsidiary of Auren Energia S.A., whose economic interest is 24%.

17

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents group is composed of cash and demand deposits, as follows:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and banks	31,476	716,435	2,578,667	3,321,225
Cash equivalents	232,188	15,885	1,276,543	1,195,462

	263,664	732,320	3,855,210	4,516,687

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and cash equivalents
Brazilian real	232,621	18,257	470,329	322,396
US dollar	30,840	713,852	2,824,952	3,486,396
Euro	203	211	52,226	30,694
Turkish Lira	-	-	4,807	6,348
Saudi Riyal	-	-	96,753	256,879
Other	-	-	406,143	413,974
	263,664	732,320	3,855,210	4,516,687

5. FINANCIAL INVESTMENTS AND MARKETABLE SECURITIES

The table below shows the financial investments and marketable securities by type:

		Parent
	PMPV (a)	Currency	Average interest rate p.a.	03/31/2025	12/31/2024
Financial investments:
Bank Deposit Certificates - CDB	-	BRL	14.30%	564,946	1,570,296
Repurchase and reverse repurchase agreements	-	BRL	13.96%	1,156,691	2,730,075
Brazilian prize-draw investment bonds	-	BRL	-	1,763	1,763
Time deposit	-	USD	4.32%	1,273,577	1,271,870
FIDC (b)	0.29	BRL	18.15%	26,901	27,592
Investment fund	-	BRL	11.83%	2,323	69,576

Total financial investments				3,026,201	5,671,172

Marketable securities
LFT - Financial Treasury Bill (c)	0.43	BRL	14.25%	48,180	46,774

Total marketable securities				48,180	46,774
Total financial investments and marketable securities				48,180	5,717,946
Total financial investments and marketable securities				3,074,381	5,717,946

(a)  Weighted average maturity in years.

(b)  The average term presented in the FIDC transaction is not linked to the immediate realization of the investment, which can be made by the Company without any financial burden.

(c)  The average term presented in the LFT transaction is not linked to the immediate realization of the investment, which can be made by the Company without any financial burden.

18

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

				Consolidated
	PMPV (a)	Currency	Average interest rate p.a.%	03/31/2025	12/31/2024
Financial investments:
Bank Deposit Certificates - CDB	0.28	BRL	14.25%	6,394,273	5,287,255
Repurchase and reverse repurchase agreements	-	BRL	13.48%	1,501,420	3,229,238
Fixed-income securities	-	BRL	9.12%	19,985	-
Brazilian prize-draw investment bonds	-	BRL	-	1,786	1,763
Offshore note	-	BRL	-	-	1,501,608
Time deposit (b)	0.06	Turkish Lira	45.23%	830,673	715,371
Time deposit (b)	0.03	USD	3.96%	5,946,791	5,104,085
Time deposit (b)	0.29	South Korean Won	2.63%	82	87
Time deposit (b)	0.49	Paraguayan Guarani	4.94%	7,200	7,900
Time deposit (b)	0.01	Arab Dirham	3.25%	104,818	102,947
Time deposit (b)	0.01	Saudi Riyal	5.50%	254,426	959,103
Time deposit (b)	0.20	AOA	11.22%	53,125	55,449
FIDC (c)	0.61	BRL	10.71%	45,566	46,042
Investment fund	-	BRL	11.83%	2,323	69,576

Total financial investments				15,162,468	17,080,424

Marketable securities
B3 marketable securities	0.08	BRL	-	20	20
LFT - Financial Treasury Bill (c)	0.64	BRL	12.97%	84,257	81,805
NTN - National Treasury Notes	8.52	BRL	11.63%	893,451	859,029
ADRs securities(d)	1.08	USD	-	14,356	15,481
External credit note(e)	5.05	USD	6.81%	258,354	289,880

Total marketable securities				1,250,438	1,246,215

Total financial investments and marketable securities				16,412,906	18,326,639

Current assets				16,121,532	18,002,828
Non-current assets				291,374	323,811
(a)	Weighted average maturity in years.
(b)	Transactions have daily liquidity and can be redeemed at any time.
(c)	The average term presented is not linked to the immediate realization of the investment, which can be made by the Company without any financial burden.
(d)	Represented by shares of Aleph Farms, Ltd.
(e)	Investments in private securities and Angolan Government securities, which are presented net of expected credit losses in the amount of R$ 23,255 (R$ 22,530 at December 31, 2024). Refer to Bonds in US Dollars, with a weighted average rate of 6.81% (6.82% in December 2024).

Subsidiary BRF pledged the amount of R$ 26,100 (R$ 69,753 in December 2024) as collateral, with no restrictions, for future contracts traded on the B3, referring to cash and cash equivalents and marketable securities.

19

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

6. TRADE ACCOUNTS RECEIVABLE

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Trade accounts receivable – domestic	154,971	225,362	3,971,399	5,052,649
Third parties	85,765	158,864	3,971,384	5,050,539
Related parties(a)	69,206	66,498	15	2,110

Trade accounts receivable – foreign	8,130,554	8,927,853	3,972,501	4,145,785
Third parties	57,011	98,895	3,972,501	4,145,785
Related parties(a)	8,073,543	8,828,958	-	-
	8,285,525	9,153,215	7,943,900	9,198,434

Amounts not yet due	8,201,151	9,122,711	6,432,160	7,758,085
Amounts overdue:
From 1 to 30 days	2,747	29,751	1,166,485	1,206,429
From 31 to 60 days	75	428	203,614	169,517
From 61 to 90 days	81,552	325	143,365	84,528
More than 90 days	44,175	44,060	869,515	829,723
(-) Present value adjustment	-	-	(32,888)	(39,291)
(-) Estimated losses on doubtful accounts	(44,175)	(44,060)	(838,351)	(810,557)

	8,285,525	9,153,215	7,943,900	9,198,434

Current assets	8,285,525	9,153,215	7,919,133	9,175,814
Non-current assets	-	-	24,767	22,620

(a)   Trade accounts receivable with related parties are detailed in Note 36 – Related-party transactions.

The estimated loss on doubtful accounts was set up in an amount deemed sufficient by Management to cover any losses on the realization of its receivables, based on the individual and historical analysis of outstanding receivables.

Changes in estimated losses on doubtful accounts are as follows:

	Parent	Consolidated
Balance at December 31, 2024	(44,060)	(810,557)
Estimate accrued, net	(115)	(9,775)
Write-offs	-	(60,421)
Translation gains (losses)	-	43,871
Acquisition of related party	-	(1,469)
Balance at March 31, 2025	(44,175)	(838,351)

In June 2014, a receivables backed investment (Fundo de Investimento de Direitos Creditórios - FIDC) was created to sell a portion of the receivables from the installment sale in the domestic market, in the amount of R$ 150,000 (principal). In the period ended March 2025, there were R$ 99,913 in invoices negotiated with the fund MRFG (R$ 106,196 in December 2024).

The Company, through its subsidiary BRF, conducts credit assignments with no right of recourse with Fundo de Investimento em Direitos Creditórios Clientes BRF (“FIDC BRF II”), which exclusively operates in acquiring credit rights arising from commercial transactions carried out with customers in Brazil.

In the period ended March 2025, FIDC BRF II had an outstanding balance of R$ 979,936 (R$ 959,434 in December 2024) related to such credit rights, which were derecognized from the Company's balance sheet at the time of assignment.

In the period ended March 2025, subsidiary BRF has insurance, letters of credit and other guarantees referring to sales in installments in foreign markets, in the amount of R$ 1,561,120 (R$ 1,441,599 in December 2024).

20

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

7. INVENTORIES

Inventories of finished products were carried at average purchase and/or production cost, as explained below:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Finished products	542,776	541,100	6,663,868	6,808,523
Work in progress	-	-	588,374	545,729
Raw materials	27,951	29,654	1,920,419	2,325,265
Packaging and storeroom supplies	91,849	98,822	2,061,271	1,954,807
(-) Present value adjustment (a)	-	-	(130,994)	(115,546)
(-) Estimated losses	(7,477)	(5,424)	(40,293)	(35,840)
	655,099	664,152	11,062,645	11,482,938

(a)    Refers to the balancing entry of initial recording of the adjustment to present value of trade accounts payable of subsidiary BRF, which is allocated to costs according to the inventory turnover.

The Company grounds its estimates on historical losses and assessment of subsequent realization (market), as follows:

	Parent	Consolidated
Balance at December 31, 2024	(5,424)	(35,840)
Estimate accrued, net	(2,053)	(5,064)
Translation gains (losses)	-	611
Balance at March 31, 2025	(7,477)	(40,293)

The Company’s Management assessed the estimated net realizable value for inventories, and concluded that the recognized amount is sufficient.

8. BIOLOGICAL ASSETS

Biological assets comprise cattle, poultry, pigs, forestry and plantations as detailed below:

	Consolidated
	03/31/2025	12/31/2024
Biological assets - cattle	738,545	81,788
Biological assets - poultry	1,157,745	1,110,101
Biological assets - pigs	1,807,949	1,734,532
Biological assets - plantations	19,924	-
Biological assets - current	3,724,163	2,926,421

Biological assets - cattle	1,566,030	-
Biological assets - poultry	696,558	677,210
Biological assets - pigs	639,811	639,689
Biological assets - forestry	483,510	470,338
Biological assets - non-current	3,385,909	1,787,237

Total	7,110,072	4,713,658

21

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

8.1. Changes in biological assets (current)

					Consolidated
	Cattle	Poultry	Pigs	Plantations	Total
Balance at December 31, 2024	81,788	1,110,101	1,734,532	-	2,926,421
Increase due to acquisitions	45,742	4,205,107	2,674,102	-	6,924,951
Acquisition of related party	641,968	-	-	19,924	661,892
Animal feeding expenses	13,538	-	-	-	13,538
Decrease due to sales	(7,236)	-	-	-	(7,236)
Net decrease due to deaths	(230)	-	-	-	(230)
Changes in fair value less costs to sell	6,335	875,401	138,837	-	1,020,573
Translation gains (losses)	(7,257)	(23,341)	-	-	(30,598)
Transfers to inventories	(36,103)	(5,009,523)	(2,739,522)	-	(7,785,148)

Balance at March 31, 2025	738,545	1,157,745	1,807,949	19,924	3,724,163

8.2. Changes in biological assets (non-current)

			Consolidated
	Cattle	Poultry	Pigs	Forestry	Total
Balance at December 31, 2024	-	677,210	639,689	470,338	1,787,237
Increase due to acquisitions	-	52,426	137,799	23,004	213,229
Acquisition of related party	1,566,030	-	-	-	1,566,030
Changes in fair value less costs to sell	-	211,984	(35,411)	-	176,573
Depreciation / depletion	-	(238,962)	(102,266)	(10,245)	(351,473)
Reclassification(a)	-	-	-	413	413
Translation gains (losses)	-	(6,100)	-	-	(6,100)

Balance at March 31, 2025	1,566,030	696,558	639,811	483,510	3,385,909

(a)	Amounts reclassified from right-of-use assets.

Subsidiary BRF has forestry areas pledged as collateral for financing, tax and civil contingencies in the amount of R$ 57,501 in the period ended March 31, 2025 (R$ 70,025 in December 2024).

9. RECOVERABLE TAXES

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
ICMS and IVA (State VAT)	384,959	388,487	2,962,506	2,914,034
IPI (Excise Tax)	3,675	3,622	1,191,822	1,182,006
INSS (National Institute of Social Security)	-	-	420,545	422,163
PIS and COFINS (taxes on sales) credits	2,317,661	2,209,820	4,417,785	4,370,281
IRRF, IRPJ and CSLL (taxes on income) recoverable	3,904,614	3,877,914	4,722,985	4,702,802
Other	15,923	15,646	202,135	203,938
(-) Estimated impairment	(321,485)	(229,525)	(514,820)	(418,401)

	6,305,347	6,265,964	13,402,958	13,376,823

Current assets	900,359	756,930	3,801,014	3,235,325
Non-current assets	5,404,988	5,509,034	9,601,944	10,141,498

22

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

9.1. ICMS (State VAT)

Up to March 31, 2025, R$ 336,000 (R$ 256,000 in December 2024) had been transferred and subsidiary BRF offset R$ 247,144 (R$178,076 in December 2024) related to the agreement for the acquisition of R$ 463,000 in ICMS credits determined in the State of São Paulo and owned by the Parent, considering a discount compatible with the market. The credits are being used according to the monthly calculation of subsidiary BRF in the State, with full offset expected up to July 2025.

9.2. Estimated impairment of taxes

Estimated losses were calculated based on Management's best judgment of the realization of the Company's recoverable taxes balances, on PIS and COFINS credits in Brazil and taxes on financial transactions in Argentina.

In the period ended March 2025, the changes in this item were as follows:

	Parent	Consolidated
Balance at December 31, 2024	(229,525)	(418,401)
Net estimate (a)	(91,960)	(95,809)
Acquisition of related party	-	(733)
Translation gains (losses)	-	123

Balance at March 31, 2025	(321,485)	(514,820)

(a)	Based on its assessment, the Company concluded that it was necessary to recognize impairment of PIS and COFINS taxes and taxes on financial transactions, in March 2025, in an amount considered sufficient to cover any losses on realization of such tax credits.

10. NOTES RECEIVABLE

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Related parties(a)	3,368,827	3,539,815	-	26,601
Sale of poultry farm (b)	-	-	37,315	38,255
Adjustment to present value	-	-	(4,829)	(5,910)
Other notes receivable (c)	1,079	1,084	10,037	9,141

	3,369,906	3,540,899	42,523	68,087

Current assets	670,476	650,180	34,280	59,452
Non-current assets	2,699,430	2,890,719	8,243	8,635

(a)	The amount presented in the Parent refers mostly to balances resulting from loan transactions with its subsidiaries, as described in Note 36 – Related-party transactions.
(b)	The amount presented substantially refers to the sale of poultry farms in Guatambu and Concordia.
(c)	The amount presented substantially refers to the sale of a hatchery in Caxias do Sul.

11. ADVANCES TO SUPPLIERS

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Third parties	57,021	160,471	418,762	441,103
Related parties(a)	-	2,298,299	247	2,298,299

	57,021	2,458,770	419,009	2,739,402

(a)	The balances of advances to suppliers with related parties are detailed in Note 36 - Related-party transactions.

23

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

12. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

On February 11, 2025, pursuant to the Material Fact disclosed, Minerva S.A. (“Minerva”) submitted a new request to the Comisión de Promoción Y Defensa de la Competencia (“Coprodec”) for approval of the acquisition of the “Uruguay Operation”. Considering the latest opinion of Coprodec regarding the original request, Minerva submitted an alternative proposal.

The proposal submitted does not entail any change to the conditions originally agreed in the asset sale and purchase agreement of August 28, 2023.

The individual and consolidated assets and liabilities held for sale in relation to the Uruguay assets, considering the elimination of balances between the group’s companies, are as follows:

		Assets			Liabilities
	Parent	Consolidated		Parent	Consolidated
CURRENT ASSETS	03/31/2025	03/31/2025	CURRENT LIABILITIES	03/31/2025	03/31/2025
Cash and cash equivalents	-	105,004	Trade accounts payable - third parties	-	395,835
Financial investments and marketable securities	-	11,922	Accrued payroll and related charges	-	74,389
Trade accounts receivable - third parties	-	14,462	Taxes payable	-	26,230
Inventories	-	147,572	Loans and financing	-	199,993
Recoverable taxes	-	17,369	Advances from customers - third parties	-	362
Advances to suppliers	-	2,299	Other payables	-	13,679
Other receivables	-	3,784

	-	302,412		-	710,488

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Deferred income and social contribution taxes	-	32,877	Deferred income and social contribution taxes	-	1,714
			Loans and financing	-	135,026
	-	32,877		-	136,740

Investments	931,355	-
Property, plant and equipment	-	392,168
Intangible assets	-	616,172

	931,355	1,008,340
	931,355	1,041,217
TOTAL ASSETS HELD FOR SALE	931,355	1,343,629	TOTAL LIABILITIES RELATED TO ASSETS HELD FOR SALE	-	847,228

The results of discontinued operations in the periods ended March 2025 and 2024, considering the elimination of balances between the group’s companies, are presented below:

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
NET SALES REVENUE	-	1,101,710	74,720	750,785

Cost of products and goods sold	-	(869,361)	(23,580)	(506,303)

GROSS PROFIT	-	232,349	51,140	244,482

Operating income (expenses)	(744)	(129,638)	(47,935)	(162,527)
Net financial result	-	(142,445)	(6,710)	(127,168)

Profit (loss) before taxes	(744)	(39,734)	(3,505)	(45,213)
INCOME AND SOCIAL CONTRIBUTION TAXES	-	75,427	2,761	80,865

Net income (loss) for the period from discontinued operations	(744)	35,693	(744)	35,652

Controlling interest - discontinued operation	(744)	35,693	(744)	35,693
Non-controlling interest - discontinued operation	-	-	-	(41)

	(744)	35,693	(744)	35,652

24

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The discontinued cash flow in the periods ended March 2025 and 2024, considering the elimination of balances between the group’s companies, is presented below:

		Parent		Consolidated
	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Parent’s profit (loss) for the period - discontinued	(744)	35,693	(744)	35,693

Non-cash items	744	99,776	4,031	115,703
Equity changes	-	(80,430)	115,463	(12,988)
Cash flow provided by operating activities	-	55,039	118,750	138,408
Cash flow used in investing activities	-	(8,676)	(12,181)	(22,209)
Cash flow provided by (used in ) in financing activities	-	204,379	(2,057)	162,369
Exchange variation on cash and equivalents - discontinued operation	-	-	(5,697)	5,755

Cash flow for the period	-	250,742	98,815	284,323

(-) Cash and cash equivalents	-	(119)	(16,079)	42,848

Discontinued operations net of cash	-	250,861	114,894	241,475

13. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Income tax	1,431,033	1,106,513	3,943,835	3,443,414
Social contribution tax	516,168	399,341	1,164,571	1,033,541

Deferred tax assets	1,947,201	1,505,854	5,108,406	4,476,955

Income tax	-	-	(7,053,562)	(6,489,730)
Social contribution tax	-	-	(2,471,454)	(2,266,217)

Deferred tax liabilities	-	-	(9,525,016)	(8,755,947)

Total deferred taxes	1,947,201	1,505,854	(4,416,610)	(4,278,992)

The following table presents the breakdown of deferred taxes:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024

Income tax losses	2,574,915	2,543,291	5,860,363	5,406,582
Social contribution tax loss carryforwards	927,965	916,580	2,014,398	1,845,843
Temporary differences - assets	225,920	191,399	2,423,121	2,008,544
Temporary differences - liabilities	(1,781,599)	(2,145,416)	(14,714,492)	(13,539,961)

Deferred taxes, net	1,947,201	1,505,854	(4,416,610)	(4,278,992)

14. INVESTMENTS

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Interest in subsidiaries and associates	25,194,002	22,955,323	-	-
Goodwill derived from business combinations	246,323	266,450	-	-
Other investments (a)	10,010	10,010	700,270	224,843

	25,450,335	23,231,783	700,270	224,843

(a)   Investment in joint ventures, which is updated using the equity method, or investment in companies, recognized at cost.

25

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.1. Direct investments by the parent

Information and changes on investments in subsidiaries in the period ended March 2025 is shown below:

	Marfrig Chile S.A.	Frigorífico Tacuarembó S.A.	Masplen Ltd	Marfrig Overseas Ltd.	Marfrig Comercializadora de Energia Ltda.	Marfrig Holdings (Europe) B.V	Marfrig Beef (UK) Limited	Marfrig Beef International Ltd.	Abilun S.A.	MFG Holdings SAU	Quickfood S.A.	BRF S.A.	PlantPlus Brasil	Zutfray S.A.	Pampeano S.A.

Shares/Units of interest	10,000	163,518,797	5,050	1	40,000,000	426,842	2,001	2,001	400,000	300,000,000	83,071,700,036	1,682,473,246	28,921,047	10,000	2,019,572,730
% interest	99.50	99.96	100.00	100.00	99.99	100.00	100.00	100.00	100.00	100.00	9.99	50.49	0.24	100.00	99.28
Total assets	349,589	1,090,632	19,794	1,772,921	2,027,108	5,701,335	2,887,872	4,739,336	86,425	1,677,424	1,717,095	88,507,422	17,775	37,989	4,142,715
Total liabilities	161,518	952,907	2,149	1,608,743	2,011,470	1,764,051	1,055,897	3,125,019	68,096	1,418,765	1,181,443	58,110,146	11,856	37,835	1,491,596
Share capital	69,595	36,711	21,197	-	40,000	2,675,377	2,358,455	1,117,917	54	2,700	506,030	13,349,156	28,921	2	2,019,573
Equity	188,071	137,725	17,645	164,178	15,638	3,937,284	1,831,975	1,614,317	18,329	258,659	535,652	30,397,276	5,919	154	2,651,119
Net income (loss)	6,215	10,324	(15,611)	55,469	(3,876)	36,150	30,389	(308,265)	3,460	(23,588)	(31,531)	746,118	(210)	329	(15,436)

Balance at December 31, 2024	258,995	136,453	(276,918)	117,460	19,513	4,207,610	1,943,062	2,066,982	15,270	180,113	52,420	14,234,348	15	-	-	22,955,323

Acquisition	-	-	-	-	-	-	-	-	-	-	-	-	-	39	-	39
Dividends	(68,530)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(68,530)
REP (a)	6,226	10,039	3,506	55,469	(3,876)	36,150	30,389	(308,263)	3,460	(23,749)	(3,153)	376,652	-	1,207	-	184,057
Capital increase	-	-	-	-	-	-	-	-	-	1,096	5,826	-	-	-	2,004,876	2,011,798
Increase (decrease) in equity interest	-	-	(362,920)	-	-	-	-	-	-	-	-	-	-	-	362,920	-
Capital transactions	-	-	647,042	-	-	-	-	-	-	51,345	-	(210,227)	-	(172)	-	487,988
Other comprehensive income	(9,559)	(10,478)	155	(8,751)	-	(306,477)	(141,478)	(144,402)	(400)	(3,823)	(1,535)	250,117	-	(42)	-	(376,673)
Other (to be detailed)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2025 (b)	187,132	136,014	10,865	164,178	15,637	3,937,283	1,831,973	1,614,317	18,330	204,982	53,558	14,650,890	15	1,032	2,367,796	25,194,002

(a)   Equity in earnings (losses) of subsidiaries.

(b)  Refers to the percentage of the Company's interest in its subsidiaries, adjusted by unrealized profits on inventories upon the consolidation of balances.

26

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.1.1. Investment in subsidiaries reclassified to assets held for sale

The balance of investments in subsidiaries of R$ 931,355, reclassified to assets held for sale, includes goodwill derived from business combinations of subsidiaries Inaler S.A. (R$ 127,081), Prestcott International S.A. (R$ 72,794) and Establecimientos Colonia S.A. (R$ 388,994), in Note 12 – Assets and liabilities held for sale, these amounts are presented in the Parent under Investments, and in the Consolidated under Intangible assets and, in addition to these amounts, changes are shown below:

	Inaler S.A.	Prestcott International S.A.	Estab. Colonia S.A.
Shares/Units of interest	325,673,004	15,927,783	256,562,625
% interest	100.00	100.00	100.00
Total assets	259,206	491,879	609,965
Total liabilities	233,514	397,780	385,444
Share capital	53,284	16,779	199,278
Equity	25,692	94,099	224,521
Net income (loss)	(1,424)	374	7,949

Balance at December 31, 2024	29,287	101,229	232,816	363,332

REP (a)	-	-	6,586	6,586
REP (a) (discontinued operation)	(1,496)	172	580	(744)
Other comprehensive income	(2,159)	(7,537)	(16,992)	(26,688)

Balance at March 31, 2025 (b)	25,632	93,864	222,990	342,486

(a)    Equity in earnings (losses) of subsidiaries.

(b)   Refers to the percentage of the Company's interest in its subsidiaries, adjusted by unrealized profit on inventories upon the consolidation of balances.

14.2. DIRECT INVESTMENTS

Below are the changes in direct investments in the period ended March 2025:

14.2.1. BRF S.A.

Weather events in Rio Grande do Sul

On May 1, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events, causing material and environmental damages, with the destruction of homes, roads and bridges, compromising the operation of local and regional public and private institutions and closing public roads, in which it incurred losses and additional expenses related to the production process recognized under “cost of products and goods sold” in the Consolidated in the amount of R$ 1,184 in the period ended March 2025.

Acquisition of interest in Addoha Poultry Company

On October 31, 2024, BRF Arabia Holding Company (“BRF Arabia”), an indirect subsidiary 70% owned by subsidiary BRF and 30% by Halal Products Development Company (“HPDC”), in turn, a wholly-owned subsidiary of the Public Investment Fund (“PIF”) of Saudi Arabia, signed a binding contract to acquire 26% of Addoha Poultry Company (“Addoha”), a company operating in poultry slaughter in Saudi Arabia.

On January 14, 2025, a shareholders' agreement was signed between subsidiary BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company’s management and allowing the know-how of subsidiary BRF and HPDC to contribute to maximize synergies between the entities. On the same date, the acquisition was completed and, of its total amount of SAR 316,200 (R$ 511,105), R$ 188,351 was recorded as investment and R$ 322,754 was recorded as goodwill based on expected future profitability.

As Addoha is an associate of BRF Arabia, and due to the fact that there is significant influence in this associate, the investment was accounted for using the equity method, and the amount of R$ 4,341 was recorded as Equity in earnings (losses) of subsidiaries in the period ended March 2025.

27

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Acquisition of a processed products plant in the province of Henan in China

On November 20, 2024, BRF GmbH, a wholly-owned subsidiary of subsidiary BRF, entered into a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a North American food processing company, to acquire a processing plant in the province of Henan in China.

On April 30, 2025, the transaction was closed for a total amount of US$ 44,986 (equivalent to R$ 254,630 on this date), and did not represent a business combination, as it comprised only a transaction involving the acquisition of assets.

The plant has two food processing lines, with capacity for 28 thousand tons/year and possibility of expansion for two additional lines. The acquisition consolidates the presence of subsidiary BRF in the Chinese market and consolidates its capacity to serve customers in the region.

Gelprime term of agreement

On December 17, 2024, an agreement was signed between MBR Investimentos Ltda. (“MBR”), a wholly-owned subsidiary of BRF, and the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holdings Ltda. which currently hold 100% of the capital of Gelprime Indústria e Comércio de Produtos Alimentícios Ltda. (“Gelprime”), a company that produces, sells and distributes gelatine and collagen by processing raw materials of animal origin.

The agreement establishes the main conditions for the acquisition, by MBR, of a 50% interest in the capital of Gelprime (“Acquisition”) for R$ 312,500, subject to any adjustments.

On March 14, 2025, in continuation of the agreement, an Investment Agreement was signed, also providing that the acquisition will be segregated into subscription and purchase and sale of shares, which may be subject to adjustments and, depending on its performance over the next three years, the price may be increased by an amount of up to US$ 13,600, equivalent to R$ 78,082 on the date of the Investment Agreement. On the same date, subsidiary BRF made an advance for future capital increase in the amount of R$ 60,000 to MBR, which used the amount to make an initial advance payment for the total acquisition value.

The completion of the transaction is subject to the compliance with certain conditions precedent usual for this type of transaction, including the transformation of Gelprime into a corporation, and prior approval of the transaction by the Administrative Council for Economic Defense – CADE.

14.2.2. MFG HOLDING SAU

On February 10, 2025, the Company approved a capital increase in MFG Holding SAU in the amount of ARS 200,000,000 (R$ 1,096), from ARS 300,000,000 (R$1,800) to ARS 500,000,000 (R$ 2,700). The premium on the issue of shares was increased by ARS 9,373,739,362 (R$ 51,345).

14.2.3. QUICKFOOD S.A.

On March 12, 2025, a capital increase in QuickFood S.A. in the amount of ARS 10,637,499,999 (R$ 58,266) was approved. The capital was increased to ARS 93,709,200,035 (R$ 506,030). The amounts were contributed by the shareholders as follows: ARS 9,573,867,012 (R$ 52,440) contributed by MFG Holding SAU and ARS 1,063,632,987 (R$ 5,826) contributed by Marfrig Global Foods S.A.

14.2.4. PAMPEANO ALIMENTOS S.A.

At March 31, 2025, the Company approved a capital increase in Pampeano Alimentos S.A. in the amount of R$ 2,004,876, through the issue of 2,004,876 million registered common shares, with no par value, issued at the unit price of R$1.00 per share, fully subscribed and paid-in by the Company on that date. The share capital increased from R$ 14,697 to R$ 2,019,573, and the Company now directly holds a 99.28% interest in Pampeano Alimentos S.A. and 0.72% indirectly through its subsidiary Masplen Ltd.

28

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.3. INDIRECT INVESTMENTS

Below are the changes in direct investments in the period ended March 2025:

14.3.1. MFG AGROPECUÁRIA LTDA.

Pursuant to the material fact released by the Company on March 21, 2025, the Company proceeded with the acquisition of certain cattle confinement and agricultural production units from MFG Agropecuária S.A., through its subsidiary Pampeano S.A. The transaction was carried out for the amount of R$ 48 million, paid in April 2025. The acquisition is the result of a bargain purchase, which, in accordance with current standards, in the case of companies under the same common control, was recorded in equity as capital transactions with a related party, in the net amount of R$ 647,042.

14.3.2. PLANTPLUS FOODS, LLC

On November 7, 2024, the Company and Archer-Daniels-Midland Company (“ADM”), which provided ingredients and technical know-how for the development of plant-based products, mutually agreed to terminate the partnership in which a 30% interest was held by ADM. The Company maintained its 70% interest.

The transfer of the PlantPlus Foods, LLC units to subsidiary BRF, equivalent to a 30% equity interest, occurred on January 23, 2025, after approval without reservations by CADE. Accordingly, as from February 2025, PlantPlus Foods, LLC are consolidated in the Company's interim financial statements.

14.4. JOINT VENTURES

All joint ventures are accounted for using the equity method and are not consolidated in accordance with NBC TG 18/R3 (CVM Resolution 118/22) - Investments in Associates and Joint Ventures. The Company's interests in joint ventures are described below:

a)	The Company, through its direct subsidiary BRF, holds a 24.0% interest in Potengi Holdings S.A. headquartered in Brazil; and
b)	The Company, through its indirect subsidiary Beef Holdings Limited, holds a 45.0% interest in COFCO Keystone Supply Chain Invest. Ltd, headquartered in Hong Kong.

15. INVESTMENT PROPERTY

Investment property refers to tanneries and industrial plants that, under the Company’s strategy, are held to generate lease income, whose amounts are recognized at fair value.

	Parent and Consolidated
	Land	Constructions and buildings	Total
Tannery in Promissão	4,391	3,314	7,705
Tannery in Bataguassú	-	44,166	44,166
Plant in Capão do Leão	3,522	46,749	50,271
Plant in Mato Leitão	2,355	15,820	18,175

Net balance at 03/31/2025	10,268	110,049	120,317

Changes in investment properties:

	Parent and Consolidated
	12/31/2024	Change in fair value	03/31/2025
Tannery in Promissão	7,435	270	7,705
Tannery in Bataguassú	44,166	-	44,166
Plant in Capão do Leão	47,844	2,427	50,271
Plant in Mato Leitão	17,349	826	18,175

Net balance	116,794	3,523	120,317

29

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

16. PROPERTY, PLANT AND EQUIPMENT

The following tables show the weighted average annual depreciation rate determined using the straight-line method and based on the economic useful life of the assets and their balances.

Changes in property, plant and equipment:

		Parent
		Property, plant and equipment
Description	Land, constructions and buildings	Machinery, equipment, furniture and fixtures	Construction in progress	Other	Total
Average annual depreciation rates	3.47%	13.77%	-	18.90%
Acquisition cost	1,782,790	669,691	288,328	166,753	2,907,562
Accumulated depreciation	(344,898)	(274,601)	-	(70,503)	(690,002)

Net balance at December 31, 2024	1,437,892	395,090	288,328	96,250	2,217,560

Additions	-	21,013	55,890	1,397	78,300
Write-offs	-	(17)	-	(2)	(19)
Transfers	6,219	-	(6,335)	116	-
Reclassification (a)	-	-	(181)	-	(181)
Depreciation in the period	(16,877)	(15,670)	-	(5,635)	(38,182)

Net balance at 03/31/2025	1,427,234	400,416	337,702	92,126	2,257,478

Acquisition cost	1,789,009	690,546	337,702	168,262	2,985,519
Accumulated depreciation	(361,775)	(290,130)	-	(76,136)	(728,041)

Net balance at the end of the period	1,427,234	400,416	337,702	92,126	2,257,478

(a) Amounts reclassified to intangible assets.

		Consolidated
		Property, plant and equipment
Description	Land, constructions and buildings	Machinery, equipment, furniture and fixtures	Construction in progress	Other	Total
Average annual depreciation rates	3.15%	10.09%	-	10.05%
Acquisition cost	26,071,449	33,998,845	2,091,946	1,101,435	63,263,675
Accumulated depreciation	(6,300,370)	(15,229,040)	-	(488,152)	(22,017,562)

Net balance at December 31, 2024	19,771,079	18,769,805	2,091,946	613,283	41,246,113

Additions	88	23,920	469,217	8,522	501,747
Acquisition of related party	16,173	25,949	66,634	142,672	251,428
Write-offs	(13,560)	(4,085)	(84)	(4)	(17,733)
Transfers	201,612	290,099	(478,545)	(13,166)	-
Reclassification (a)	-	(4,507)	(181)	(301)	(4,989)
Translation gains (losses)	(192,424)	(280,005)	(138,979)	(35,449)	(646,857)
Depreciation in the period	(188,483)	(691,957)	-	(21,748)	(902,188)

Net balance at 03/31/2025	19,594,485	18,129,219	2,010,008	693,809	40,427,521

Acquisition cost	25,939,456	33,696,377	2,010,008	1,257,850	62,903,691
Accumulated depreciation	(6,344,971)	(15,567,158)	-	(564,041)	(22,476,170)

Net balance at the end of the period	19,594,485	18,129,219	2,010,008	693,809	40,427,521

(a) Amounts reclassified to intangible assets, to the cost of forest formation in biological assets and to the line items of other current receivables and other non-current receivables, when they refer to sales of fixed assets to third parties.

30

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The Company has not identified indications of assets recorded at an amount higher than the amount that could be recovered through their use or sale.

The Company recorded property, plant and equipment that are fully depreciated and still in operation, as well as temporarily idle items, as follows:

Parent
03/31/2025
Description	Property, plant and equipment fully depreciated and still in operation
Land, constructions and buildings	1,039
Machinery, equipment, furniture and fixtures	49,506
Other	48,787

99,332

	Consolidated
		03/31/2025
Description	Temporarily idle property, plant and equipment	Property, plant and equipment fully depreciated and still in operation
Land, constructions and buildings	33,451	430,748
Machinery, equipment, furniture and fixtures	81,896	1,311,669
Other	111	109,650

	115,458	1,852,067

17. RIGHT-OF-USE ASSETS

The following tables show the weighted average annual depreciation rate determined using the straight-line method and based on the economic useful life of the assets and their balances.

Changes in right-of-use assets:

	Parent
				Right-of-use assets
Description	Plants	Aircraft	Other	Total
Average annual depreciation rates	7.00%	20.00%	20.00%
Acquisition cost	35,671	360,608	3,522	399,801
Accumulated depreciation	(25,143)	(12,020)	(3,111)	(40,274)

Net balance at December 31, 2024	10,528	348,588	411	359,527

Depreciation in the period	(718)	(18,030)	(176)	(18,924)

Net balance at 03/31/2025	9,810	330,558	235	340,603

Acquisition cost	35,671	360,608	3,522	399,801
Accumulated depreciation	(25,861)	(30,050)	(3,287)	(59,198)

Net balance at the end of the period	9,810	330,558	235	340,603

31

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

	Consolidated
		Right-of-use assets
Description	Manufacturing plants and confinements	Machinery and equipment	Aircraft	Other	Total
Average annual depreciation rates	13.24%	14.36%	20.00%	33.11%
Acquisition cost	5,059,436	1,324,626	360,608	494,590	7,239,260
Accumulated depreciation	(2,173,926)	(732,062)	(12,020)	(271,890)	(3,189,898)

Net balance at December 31, 2024	2,885,510	592,564	348,588	222,700	4,049,362

Additions	218,823	32,254	-	104,690	355,767
Acquisition of related party	735,228	-	-	-	735,228
Write-offs	(11,321)	539	-	(1,712)	(12,494)
Transfers	5,000	(16,119)	-	11,119	-
Reclassification (a)	(413)	(7)	-	301	(119)
Translation gains (losses)	(12,873)	(33,617)	-	(12,453)	(58,943)
Depreciation in the period	(179,843)	(46,301)	(18,030)	(49,398)	(293,572)

Net balance at 03/31/2025	3,640,111	529,313	330,558	275,247	4,775,229

Acquisition cost	5,856,571	1,215,982	360,608	583,455	8,016,616
Accumulated depreciation	(2,216,460)	(686,669)	(30,050)	(308,208)	(3,241,387)

Net balance at the end of the period	3,640,111	529,313	330,558	275,247	4,775,229

(a)   Amounts reclassified to biological assets (non-current).

18. INTANGIBLE ASSETS

The following tables show the weighted average annual amortization rate determined using the straight-line method and based on the economic useful life of the assets and their balances.

Changes in intangible assets are as follows:

			Parent
	Average amortization rate	Balance at December 31, 2024	Reclassification (A)	Amortization	Balance at March 31, 2025
Sales channels	5.50%	149,270	-	(4,064)	145,206
Software and licenses	15.03%	33,159	181	(1,711)	31,629
Trademarks and patents	1.18%	49,710	-	(728)	48,982

Total		232,139	181	(6,503)	225,817

(a) Amounts reclassified from property, plant and equipment.

							Consolidated
	Average amortization rate	Balance at December 31, 2024	Additions	Acquisition of related party	Write-offs	Translation gains (losses)	Reclassification (a)	Transfers	Amortization	Balance at March 31, 2025
Goodwill	-	1,404,184	-	41	-	(102,464)	-	-	-	1,301,761
Sales channels	5.50%	149,271	-	-	-	-	-	-	(4,064)	145,207
Software and licenses	32.64%	277,799	328	212	(39)	(1,767)	119	56,396	(39,295)	293,753
Trademarks and patents	2.63%	12,559,944	-	1,141,102	(1)	(90,486)	-	-	(32,281)	13,578,278
Customer relationship	4.91%	1,981,218	-	-	-	(92,433)	-	-	(92,196)	1,796,589
Supplier relationship	3.68%	2,715,075	-	-	-	(119,198)	-	-	(78,671)	2,517,206
Non-compete agreements	44.52%	2,552	1,126	-	-	-	-	-	(1,016)	2,662
Other intangible assets	-	37,690	46,898	-	-	(55)	7,693	(56,396)	-	35,830
Total		19,127,733	48,352	1,141,355	(40)	(406,403)	7,812	-	(247,523)	19,671,286

(a) Amounts reclassified from property, plant and equipment.

The goodwill generated from acquisitions of equity interests abroad is expressed in the business unit’s functional currency and is translated at the closing rate.

32

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

19. TRADE ACCOUNTS PAYABLE

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Third parties	1,662,773	1,761,867	21,133,123	20,465,165
Related parties(a)	32,321	39,402	147	2,637
(-) Present value adjustment	-	-	(229,283)	(194,190)

	1,695,094	1,801,269	20,903,987	20,273,612

Current liabilities	1,695,094	1,801,269	20,897,879	20,261,845
Non-current liabilities	-	-	6,108	11,767

(a) Trade accounts payable with related parties are detailed in Note 36 - Related-party transactions.

The Company has partnerships with several financial institutions that enable suppliers to advance their receivables and, therefore, transfer the right to receive invoiced amounts to financial institutions (“Supplier chain financing” or “Program”). Suppliers are free to choose whether or not to advance receivables and the institution with which to carry out the operation, without the participation of the Company.

The Program can generate benefits in the commercial relationships of the Company and its suppliers, such as preferential supply in cases of restricted supply, better price conditions, among others, with no change to the commercial essence of the relationship.

The invoices included in this Program are payable under the same price and term conditions negotiated with its suppliers, with no additional charges to the Company, and therefore there are no changes to the commercial conditions after negotiation and invoicing of the goods or services.

The balance of invoices included in the Supplier chain financing is R$ 787,959 in the Parent Company and R$ 5,251,558 in the Consolidated in the period ended March 2025 (R$ 789,382 in the Parent Company and R$ 5,732,095 in the Consolidated in December 2024).

The average payment term agreed with suppliers that choose to participate in the Program is substantially similar to the average payment term agreed with non-participating suppliers.

The Company measures and specifies the adjustment to present value of all its commercial transactions made in installments, specifying financial and operational items.

20. ACCRUED PAYROLL AND RELATED CHARGES

The balances of payroll and related taxes and social benefits were evaluated, as shown below:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Salaries and payroll charges	92,955	124,323	1,307,209	1,339,386
Bonuses	93,137	93,137	955,654	906,887
Employee benefits	-	-	549,979	562,403
Other	-	-	17,145	10,344

	186,092	217,460	2,829,987	2,819,020

Current liabilities	186,092	217,460	2,372,190	2,351,893
Non-current liabilities	-	-	457,797	467,127

33

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.1. Employee Benefits

Subsidiary BRF offers its employees supplementary retirement plans and other benefits. The annual financial statements as of December 31, 2024 (note 20.2) disclosed the characteristics of the supplementary retirement plans as well as other employee benefits offered by subsidiary BRF, which did not undergo any changes during the period.

	Consolidated
	03/31/2025	12/31/2024
Healthcare plan	62,661	61,278
FGTS severance pay	77,449	75,771
Seniority bonus	113,791	111,071
Retirement bonus	57,429	56,087
Life insurance	8,928	8,887
Defined benefit	229,721	249,309

	549,979	562,403

21. TAXES PAYABLE

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
State VAT (ICMS) payable	-	-	501,496	521,162
Income and social contribution taxes payable	-	57,870	659,886	716,547
Special tax debt installment plans	1,539	1,707	109,874	96,840
Other taxes, fees and contributions payable	21,988	18,108	140,411	160,414

	23,527	77,685	1,411,667	1,494,963

Current liabilities	22,679	18,818	1,215,626	1,236,661
Non-current liabilities	848	58,867	196,041	258,302

Changes in special installment payment plans are as follows:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Opening balance	1,707	2,710	96,840	109,346
(+) Enrollment in the installment payment program	-	-	9,340	-
(+) Acquisition of related party	-	-	6,888	-
(+) Inflation adjustment interest	39	186	1,980	7,033
(-) Payments / offsets made	(207)	(1,189)	(5,174)	(19,539)

Debt balance	1,539	1,707	109,874	96,840

On January 9, 2025, the Company, through its subsidiary BRF, enrolled in the installment payment program for ICMS debts, in the amount of R$ 9,340, which will be settled in cash in sixty installments.

34

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

22. LOANS, BORROWINGS AND DEBENTURES

		Parent
Credit facility	Charges (% p.a.)	Weighted average interest rate (p.a.)	Weighted average maturity (years)	03/31/2025	12/31/2024
Domestic currency:
NCE/Working capital	Fixed Rate	14.02%	0.20	158,378	153,062
CPR/CCB	CDI	14.80%	2.41	2,801,550	4,599,447
Agribusiness Receivables Certificates (CRA)	CDI / IPCA + Fixed Rate	12.90%	5.77	10,537,853	10,420,713

Total domestic currency		13.31%		13,497,781	15,173,222

Foreign currency:
NCE/Prepayment (US$)/ACC (US$)	Fixed Rate + SOFR	7.07%	3.29	5,390,282	5,377,675
Bank loan (US$)	Fixed Rate + FX	6.30%	2.85	1,400,212	126,953
CRA	Fixed Rate	6.20%	3.79	525,579	576,008

Total foreign currency		6.86%		7,316,073	6,080,636

Total loans, financing and debentures		11.04%		20,813,854	21,253,858

Current liabilities				2,989,160	4,479,301
Non-current liabilities				17,824,694	16,774,557

				Consolidated
Credit facility	Charges (% p.a.)	Weighted average interest rate (p.a.)	Weighted average maturity (years)	03/31/2025	12/31/2024
Domestic currency:
NCE/Working Capital	CDI + Fixed Rate	15.58%	2.17	1,287,463	1,266,464
CPR/CCB	CDI	14.80%	2.41	2,801,550	4,599,447
CRA	CDI + IPCA + Pre Fixed + Fixed Rate	12.91%	6.02	12,396,593	12,186,259
Debentures	IPCA	10.90%	5.01	5,507,109	5,337,210

Total domestic currency		12.80%		21,992,715	23,389,380

Foreign currency:
Prepayment/NCE/ACC (US$)	Fixed Rate + SOFR/ Pre-Fixed + FX	6.47%	3.33	6,856,516	6,975,777
Bonds (US$)	Fixed Rate + FX / Pre-Fixed	5.07%	8.63	18,782,029	20,525,424
Bank loan (US$)	Fixed Rate + SOFR + FX	6.47%	2.25	4,789,319	5,340,520
Revolving credit facility	Fixed Rate + SOFR	6.48%	3.48	3,714,215	3,057,761
Working capital	Pre-Fixed / Fixed Rate / Eibor	12.48%	0.83	1,223,196	1,258,761
CRA	Fixed Rate	6.20%	3.79	525,579	576,008

Total foreign currency		5.94%		35,890,854	37,734,251

Total loans, financing and debentures		8.55%		57,883,569	61,123,631

Current liabilities				6,621,740	8,352,851
Non-current liabilities				51,261,829	52,770,780

The changes in loans, financing and debentures are as follows:

Description	12/31/2024	Additions (a)	Loan costs	Payments (a)	Interest (b)	Capitalized interest	Translation gains (losses)	Balance sheet conversion adjustment	03/31/2025
Parent	21,253,858	1,864,571	19,252	(2,945,878)	674,258	-	(52,207)	-	20,813,854
Consolidated	61,123,631	24,060,233	50,343	(26,469,282)	1,552,477	13,887	(837,547)	(1,610,173)	57,883,569

(a) Includes working capital transactions.

(b) Includes interest, inflation adjustment of principal, coupon and mark-to-market for hedged debts in a fair value hedge.

35

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The maturity schedule of loans, financing and debentures is as follows:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
2025	2,979,475	4,479,301	4,711,607	8,352,851
2026	1,691,509	2,184,179	8,273,885	10,004,959
2027	3,330,083	2,858,936	5,632,649	5,364,504
2028	4,598,920	3,393,699	9,683,267	7,381,965
2029	2,516,979	2,627,352	9,353,431	9,989,764
2030 onwards	5,696,888	5,710,391	20,228,730	20,029,588

	20,813,854	21,253,858	57,883,569	61,123,631

22.1. CRA

On March 12, 2025, the Company approved the 19th (nineteenth) issue of simple, non-convertible, unsecured debentures, in up to 5 (five) series, for private placement, in the form of automatic registration of distribution.

Within the scope of the public offer for the distribution of agribusiness receivables certificates of the Issuer's 387th issue, with nominal unit value on the issue date of R$ 1, totaling R$ 1,500,000, backed by agribusiness credit rights (CRA), without additional personal guarantee (private placement). The financial settlement was made on April 3, 2025, and the total amount raised was R$1,500,000.

22.2. Guarantees

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Balance of financing	20,813,854	21,253,858	57,883,569	61,123,631
Guarantees:
Promissory note	297,446	315,228	297,446	315,228
Surety	3,269,294	3,534,825	3,747,622	4,028,761
Facilities	-	-	4,253,982	3,423,107
Letter of credit	243,730	257,402	243,730	257,402
No guarantees	17,003,384	17,146,403	49,340,789	53,099,133

22.3. Covenants

The Company is a party to some loan and financing contracts that contain clauses requiring the maintenance of specific limits of consolidated debt, through covenants.

These covenants set the limit of 4.75x for the ratio of Net Debt to EBITDA in the last 12 months (LTM). Failure to comply therewith could lead creditors to request the early maturity of the Company’s debt.

Due to the contractual provisions (carve-out) that allow the exclusion of foreign exchange variation effects from the calculation of leverage ratio (net debt/Adjusted EBITDA - LTM), the Company clarifies that based on this methodology, the current leverage ratio (net debt/Adj. EBITDA) stood at 2.32x.

The leverage ratio is calculated as follows:

03/31/2025
Consolidated gross debt	58,218,588
(-) Consolidated cash and cash equivalents	20,093,668
(-) Effect from exchange variation (carve-out)	5,425,228
Consolidated adjusted net debt	32,699,692
Adjusted EBITDA in the period ended March 31, 2025	14,103,093
Leverage ratio	2.32

The Company did not identify any breach of its covenants in the period ended March 2025.

36

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

23. ADVANCES FROM CUSTOMERS

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Third parties	4,470,045	4,789,376	5,570,128	6,089,060
Related parties(a)	1	4	-	-

	4,470,046	4,789,380	5,570,128	6,089,060

(a)      Advances from customers with related parties are detailed in Note 36 – Related parties.

Advances from customers refer to amounts received in advance from customers in accordance with the Company’s credit policies, the average period for repayment of these advances is 6 months.

24. LEASE PAYABLE

The Company measures its lease liabilities at the present value of installments and costs associated with the lease agreement.

The following table presents the breakdown of lease payable:

	Parent
Lease	Weighted average interest rate (p.a.)	Weighted average maturity (years)	03/31/2025	12/31/2024
Plants, facilities and buildings	7.00%	3.40	13,735	14,740
Aircraft	13.88%	10.00	438,210	438,210
Other	5.10%	0.10	73	293
Interest to incur	-	-	(79,123)	(79,388)

Total			372,895	373,855

Current liabilities			34,158	29,004
Non-current liabilities			338,737	344,851

				Consolidated
Lease	Weighted average interest rate (p.a.)	Weighted average maturity (years)	03/31/2025	12/31/2024
Plants, facilities, buildings and confinements	8.89%	6.70	4,515,446	3,680,119
Machinery and equipment	6.87%	3.90	565,756	631,881
Aircraft	13.88%	10.00	438,210	438,210
Other	5.61%	1.60	276,968	225,378
Interest to incur	-	-	(105,094)	(79,388)

Total			5,691,286	4,896,200

Current liabilities			1,246,651	1,204,466
Non-current liabilities			4,444,635	3,691,734

Financial charges are recognized as financial expenses based on the real discount rate, according to the remaining period of the agreement.

37

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The following table presents the changes in lease payable:

Description	12/31/2024	Additions	Acquisition of related party	Financial expenses	Payments	Translation gains (losses)	Write-offs	Balance sheet conversion adjustment	Adjustment to present value	03/31/2025
Parent	373,855	-	-	259	(1,224)	-	-	-	5	372,895
Consolidated	4,896,200	355,767	736,890	104,014	(302,346)	22	(31,316)	(67,950)	5	5,691,286

The maturity schedule of lease agreements is as follows:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
2025	25,480	29,004	988,126	1,204,520
2026	35,170	35,498	1,011,539	887,189
2027	36,884	36,975	830,742	721,530
2028	37,268	37,224	630,731	498,349
2029	36,220	36,355	524,221	414,049
2030 onwards	201,873	198,799	1,705,927	1,170,563

	372,895	373,855	5,691,286	4,896,200

24.1. Potential right to PIS and COFINS

The Company holds the potential right to recoverable PIS and COFINS taxes embedded in the consideration of certain leases for industrial plants, buildings, machinery and equipment and others. The measurement of the cash flows from the leases did not detail the tax credits, with the potential effects from PIS/COFINS presented below:

	Parent		Consolidated
Description	Nominal	Adjustment to present value	Nominal	Adjustment to present value
Lease consideration	13,735	12,228	933,365	891,627
Potential PIS / COFINS (9.25%)	1,270	1,131	86,336	82,475

24.2. Inflationary effects

The Company evaluated the impacts of using nominal flows and concluded that they do not present relevant distortions in the information presented. The balances of right-of-use assets, depreciation, lease liabilities and financial expenses without inflation, referred to as real flow, and the estimate of the balances adjusted for inflation in the comparison periods, referred to as inflation-adjusted flow, are presented.

38

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Other assumptions, such as the timetable for the maturity of liabilities and the interest rates used in the calculation, are presented in other items of these notes, while the inflation rates are observable in the market, enabling the users of the individual and consolidated financial statements to determine the inflation-adjusted flows. The Company used the Broad Consumer Price Index - IPCA (5.48% p.a.) to adjust the balance for inflation.

	Right-of-use assets			Lease liabilities
	Parent	Consolidated		Parent	Consolidated
Real flow	03/31/2025	03/31/2025	Real flow	03/31/2025	03/31/2025
Right-of-use assets	359,527	5,068,801	Lease liabilities	373,154	5,795,300
Depreciation	(18,924)	(293,572)	Financial expenses	(259)	(104,014)

	Parent	Consolidated		Parent	Consolidated
Inflation-adjusted flow	03/31/2025	03/31/2025	Inflation-adjusted flow	03/31/2025	03/31/2025
Right-of-use assets	364,354	5,101,633	Lease liabilities	378,164	5,832,555
Depreciation	(19,178)	(295,459)	Financial expenses	(262)	(104,634)

25. NOTES PAYABLE

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Notes payable for investments in Brazil(a)	-	-	255,885	257,262
Related parties(b)	21,732,699	24,546,618	48,001	-
Other	74	2,546	373	2,547

	21,732,773	24,549,164	304,259	259,809

Current liabilities	74	62,360	272,447	220,653
Non-current liabilities	21,732,699	24,486,804	31,812	39,156

(a)   The amount substantially refers to the acquisition of all shares in Mogiana Alimentos S.A. (acquired by subsidiary BRF in February 2022, with maturity in 6 years).

(b)   In the parent, the amount presented refers to loans with subsidiaries or controlling shareholders and in the consolidated, it refers to the acquisition of MFG. A breakdown of the balance can be found in Note 36 – Related-party transactions.

26. PROVISION FOR CONTINGENCIES

26.1. Provision

The Company is involved in several labor, tax and civil proceedings, in the ordinary course of business, for which provisions based on legal advisors’ estimates have been set up.

The main information about these proceedings is presented below:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Labor and social security	54,451	54,027	608,886	689,014
Tax	47,956	46,942	5,494,308	5,458,631
Civil	183,556	121,090	1,250,681	1,244,066

	285,963	222,059	7,353,875	7,391,711

Current liabilities	-	-	721,318	784,296
Non-current liabilities	285,963	222,059	6,632,557	6,607,415

39

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The following table shows the changes in provisions:

			Parent				Consolidated
	Labor and social security	Tax	Civil	Total	Labor and social security	Tax	Civil	Total
Balance at December 31, 2024	54,027	46,942	121,090	222,059	689,014	5,458,631	1,244,066	7,391,711
Estimate accrued, net	18,012	1,014	62,466	81,492	93,625	19,234	56,603	169,462
Acquisition of related party	-	-	-	-	179	41,056	-	41,235
Payments	(17,588)	-	-	(17,588)	(163,563)	(24,076)	(44,173)	(231,812)
Translation gains (losses)	-	-	-	-	(10,369)	(537)	(5,815)	(16,721)

Balance at March 31, 2025	54,451	47,956	183,556	285,963	608,886	5,494,308	1,250,681	7,353,875

26.1.1. Labor and social security

The Company is a defendant in labor claims filed by the Public Prosecutor. In the opinion of Management and legal advisors, the provision is sufficient to cover probable losses. Most of the labor claims filed against the Company refer to matters usually alleged in the segment, such as dismissal with cause, preparation time, breaks for personnel who work in refrigerated environments, work accidents, commuting time, ergonomic hazard, among others.

The Company’s Management believes no individual labor claim is relevant.

26.1.2. Tax

Based on the opinion of its legal advisors, the Company revised its estimate for unmaterialized tax risks in view of certain proceedings and legal discussions involving the Administrative Council of Tax Appeals (CARF), in addition to decisions on matters under dispute.

The main discussions refer to ICMS assessments due to non-compliance with accessory obligations, error in the calculation of the tax base, lack of reversal of credit granted, lack of proof of export, omission of output in relation to inputs, use of ICMS credits on materials for use and consumption, presumed ICMS credit, ICMS tax substitution, ICMS rate differential on seasoned products, disallowance of PIS and COFINS credits on inputs, disallowance of estimated IRPJ/CSLL offset, lack of addition of profits abroad in the calculation of tax and contribution on income, GILRAT and IOF.

The Company, supported by its legal advisors, considered sufficient the amounts recorded in provision for potential impacts in the event that such risks materialize.

26.1.3. Civil

Based on the opinion of legal advisors, Management recognized a provision for lawsuits considered as probable risk of loss. The civil lawsuits of the Company typically involve disputes related to commercial agreements, indemnity claims, breach of contract claims, regulatory, environmental and real estate issues, consumer relations, business combinations among other matters. Additionally, the Company records an accrued amount substantially composed of the termination of the agreement for sponsorship of the Brazilian Football Teams entered into with the Brazilian Football Confederation (CBF), and reflects the adjustment of the existing risk for inflation - and also due to a Public Civil Action filed by the Federal Prosecutor's Office aiming at civil compensation for damages caused due to the transportation of overweight cargo on federal highways.

40

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

26.2. Contingent liabilities

Contingent liabilities, whose likelihood of loss for the Company was defined by its legal advisors as possible and, therefore, are not recognized in the financial statements, are shown below:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Labor and social security	78,122	80,399	330,597	356,683
Tax	4,850,667	4,791,654	21,209,979	20,658,601
Civil	51,801	92,461	1,641,440	1,622,056

	4,980,590	4,964,514	23,182,016	22,637,340

26.2.1. Labor and social security

The labor and social security lawsuits in which the Company is party typically involve issues usually alleged in the segment, such as dismissal with cause, preparation time, breaks for personnel who work in refrigerated environments, work accidents, commuting time, ergonomic hazards and others.

26.2.2. Tax

The main tax matters discussed at court that in the opinion of Management and legal advisors are rated as possible losses for the Company is presented below.

Federal taxes and contributions

The Company was a party to administrative proceedings and court claims filed by the Federal Government, claiming:

a)	No increase in taxable income and IRPJ/CSLL base for profits earned abroad, disallowance of goodwill amortization and non-subjection to tax of interest from loan agreements in force with subsidiaries abroad;
b)	Disallowance of PIS/COFINS credits used for the offset of taxes;
c)	Payment of IOF related to checking account agreements executed among the companies of the group;
d)	Disallowances of PIS and COFINS credits resulting from the non-cumulative system due to differences in the concept of disallowed inputs and their use in the production process, as well as the requirement to tax income relating to presumed ICMS credits, differences relating to tax classification, extemporaneous credits and others;
e)	Subsidiary BRF was assessed by the Brazilian Federal Revenue Service for alleged failure to pay Income and Social Contribution Taxes on profits earned by its subsidiaries abroad. The defenses are supported by the fact that the subsidiaries abroad are exclusively subject to full taxation in the countries in which they are headquartered as a result of treaties to avoid double taxation;
f)	Non-approval of offsets of presumed IPI credits arising from the acquisition of non-taxed products and intermediate materials;
g)	Collection of social security contributions on payroll, profit sharing, GILRAT for financing special retirement, SAT/RAT, as well as other amounts of various natures; and
h)	Customs fine on imports, alleged lack of proof of drawback and disallowance of REINTEGRA credit.

The Company has other federal tax debts, whose collection suits are individually immaterial.

State VAT - ICMS

There are administrative and judicial proceedings, requiring:

a)	Tax deficiency notices discussing the collection of ICMS in the state of Goiás related to the disallowance of ICMS credits due to noncompliance with accessory obligations, error in the basis for calculation of the value due in ICMS taxes, failure to return credits granted after goods were returned, failure to return ICMS credits on the acquisition of inputs/goods proportionally to disbursements, failure to substantiate exports of goods abroad;
b)	Disallowance by the States of destination of the goods, of the ICMS credit arising from tax incentives granted by the States of origin unilaterally, without approval of an agreement by the National Council of Fiscal Policy (“CONFAZ”), the so-called “tax war”; non-proof of export; infraction notices from the state of Rio de Janeiro, due to alleged non-compliance with the Term of Agreement that provided for a tax benefit; public-interest civil action in Rio de Janeiro regarding the use of tax benefit; and ICMS tax assessment notice in Goiás referring to the exclusion of the credit reversal from the PROTEGE calculation basis; among other lawsuits. The reductions in contingencies related to the tax war are due to the recognition of credits by the States, according to LC 160 and ICMS Agreement 190; and

41

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

c)	Alleged differences in tax substitution regime; disallowance of presumed ICMS credit arising from tax benefits provided for in PRODEPE due to alleged non-compliance with accessory obligations; disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions; disallowance of ICMS credit on transfers of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, paragraph 4); and disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as for use and consumption.

The Company is a party to administrative proceedings and lawsuits, whose collection suits are individually immaterial.

Municipal taxes

The Company is involved in a lawsuit which claims the collection of municipal taxes, such as alleged differences in Property tax (IPTU), fees and ISSQN (Services tax).

26.2.3. Civil

The civil lawsuits of the Company typically involve litigations related to business agreements and others refer mainly to disputes arising from allegations of contractual breach and non-compliance with legal obligations of various natures, such as disputes arising from contracts in general, disputes relating to intellectual property, regulatory, environmental and real estate issues, consumer relations, among other matters.

26.3. Additional information

National Beef business

Five class actions and thirty-one individual plaintiff actions were filed in the United States, and two class actions in Canada, claiming that the Company and/or its subsidiary, National Beef, with other companies in the industry, allegedly colluded to control cattle and meat prices. In all the actions, the court issued decisions that excluded the Company as a defendant and maintained National Beef. National Beef has also been notified of a civil investigation conducted by the US Department of Justice and approximately thirty state attorneys' offices regarding the purchase of fed cattle and sale of beef. National Beef responded to federal and state requests for information and cooperated with investigations. National Beef is also a defendant in a class action filed in the United States claiming that a group of protein companies allegedly conspired to reduce and fix the wages and benefits paid. National Beef has sound defenses against all claims, but has recorded a provision for the related amounts and has been negotiating a possible settlement related to the claim involving salaries and benefits, which is pending approval by the court.

27. EQUITY

Equity was broken down as follows:

	Note	03/31/2025	12/31/2024
Share capital	27.1.	10,367,391	10,367,391
Capital reserves and treasury shares	27.2.	(1,943,472)	(2,141,436)
Legal reserve	27.3.	624,664	624,664
Tax incentive reserve	27.4.	964,286	964,286
Earnings reserve	27.5.	2,637,330	2,637,330
Other comprehensive income	27.6.	(9,921,865)	(9,628,091)
Retained earnings		88,132	-

		2,816,466	2,824,144

27.1. Capital

The subscribed and paid-in share capital in the period ended March 2025 was R$ 10,367,391, comprising 857,928,119 shares and in the year ended December 2024 it was R$ 10,367,391, comprising 886,000,000 common shares with no par value.

42

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

In the period ended March 2025, 618,281,980 shares, or 72.07% of the Company's capital, were held by the controlling shareholders: Marcos Antonio Molina dos Santos, Marcia Aparecida Pascoal Marçal dos Santos and companies in which they are partners (company controlled by Marcos and Marcia, each with a 50% equity interest), the free float was 237,573,511 shares or 27.69%, of which 708,700 shares or 0.08% of the Company's capital were held in treasury, and 1,363,928 shares or 0.16% are held by its Board of Directors (BD), Audit Board (AB) and Executive Board (EB).

Below we demonstrate the calculation of the “free float”:

		Share capital
Common shares	Balance at March 31, 2025	Balance at December 31, 2024
Controlling shareholders	618,281,980	597,163,480

Total controlling shareholders	618,281,980	597,163,480

Treasury shares	708,700	3,769,575
Shares held by BD, AB and EB	1,363,928	1,637,128
Free float	237,573,511	283,429,817

Total	239,646,139	288,836,520

Number of shares	857,928,119	886,000,000

Total share capital (R$ ‘000)	10,367,391	10,367,391

27.2. Capital reserves and treasury shares

The balances of the capital reserves and treasury shares were broken down as follows:

Capital reserves and treasury shares	Balance at December 31, 2024	Translation gains (losses)	(Acquisition) / disposal	Balance at March 31, 2025
Capital reserve
Gain on capital transactions (a)	2,041,705	-	647,042	2,688,747
Goodwill on capital transactions (b)	(1,986,353)	144,186	-	(1,842,167)
Goodwill on stock option	(18,897)	-	-	(18,897)
Treasury shares - BRF	(639,521)	-	(210,424)	(849,945)
Share-based payment - BRF	(19,403)	-	197	(19,206)
Common shares	184,800	-	-	184,800

	(437,669)	144,186	436,815	143,332
Treasury shares
Treasury shares	(1,703,767)	-	(383,037)	(2,086,804)

	(1,703,767)	-	(383,037)	(2,086,804)

	(2,141,436)	144,186	53,778	(1,943,472)

(a)     Refers to BRF S.A., PlantPlus Brasil Ltda. and MFG Agropecuária Ltda.

(b)     Refers to National Beef Packing Company, LLC, QuickFood S.A., Zutfray S.A. and Frigorífico Tacuarembó S.A.

Capital reserve

The capital reserves reflect the contributions made by shareholders that are directly related to the formation or increase of the capital stock, the changes in the relative interest of the parent in subsidiaries that do not result in the obtainment or loss of control, as well as gains and/or goodwill on capital transactions.

Treasury shares

The Company held 708,700 common shares in treasury, which were booked at the amount of R$ 10,816, which corresponds to the average cost of R$ 15.26 per share.

Treasury shares amounted to R$ 2,086,804, of which R$ 2,075,988 refers to treasury shares canceled.

43

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Changes in treasury shares in the period are shown below:

Held in treasury	Number of shares	Amount (R$ ‘000)
Balance at December 31, 2024	3,769,575	64,620
(+) Acquisition - share buyback program	25,011,800	383,050
(-) Cancellation of treasury shares	(28,071,881)	(436,841)
(-) Disposal - Stock options	(794)	(13)

Balance at March 31, 2025	708,700	10,816

Share buyback program

On February 26, 2025, the Board of Directors approved a new Share Buyback Plan (“Share Buyback Plan”), in accordance with the following terms and conditions (in compliance with Appendix G of CVM Resolution 80/22), authorizing the Company to acquire up to 23,801,131 (twenty-eight million, seventy-one thousand, eight hundred and eighty-one) common shares, corresponding to 2.77% of the total shares issued by the Company and 10% of the outstanding shares.

During the period ended March 2025, the Company repurchased 25,011,800 shares for R$ 383,050, referring to the Company's share buyback program.

Cancellation of treasury shares

On February 26, 2025, the Company’s Board of Directors approved the cancellation of 28,071,881 (twenty-eight million, seventy-one thousand, eight hundred and eighty-one) common shares, with no par value, issued by the Company and held in treasury, without a reduction in the share capital. With the approval of share cancellation, the Company’s share capital comprises 857,928,119 (eight hundred fifty-seven million, nine hundred twenty-eight thousand, one hundred and nineteen) registered, book-entry common shares without par value.

Share buyback program of subsidiary BRF

On February 26, 2025, subsidiary BRF’s Board of Directors approved, within the scope of the program for the acquisition of shares issued by it, an additional 15,000,000 common shares in the amount of R$ 6,544,000 already repurchased by subsidiary BRF to this date.

During the period ended March 2025, subsidiary BRF repurchased 21,044,000 shares for R$ 416,742, referring to Program II, started on May 7, 2024.

27.3. Legal reserve

It is 5% (five percent) of the Company’s net income, as defined in its bylaws and current corporate legislation. The balance of the legal reserve in the period ended March 2025 was R$ 624,664, remaining unaltered in relation to December 2024.

27.4. Tax incentive reserve

The Company benefits from state governments subsidies related to ICMS (State VAT) as follows: Program for Industrial and Commercial Development of the state of Mato Grosso (“PRODEIC”) and Tax Incentive Program for Industries (LC 93/2001 - MS), such incentives are directly associated to the investment in manufacturing facilities, job generation, economic and social development, and to the harmonious and integrated growth of industrial operations.

The subsidies in the states of Rio Grande do Sul and Rondônia, the State Program for Development, Coordination and Quality of the Agribusiness System of Cattle, Sheep and Buffalo (Agregar-RS Carnes) and the Program for Regional Development of the State Council (CONDER-RO), now recorded in the tax incentive reserve, are maintained, as the Company obtained the benefits up to the date of transfer of the assets.

The balance of the tax incentive reserve in the period ended March 2025 was R$ 964,286, unchanged in relation to December 2024.

44

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

27.5. Earnings reserves

The earnings reserves balance in the period ended March 2025 was R$ 2,637,330, remaining unaltered in relation to December 2024.

27.6. Other comprehensive income

The balance of other comprehensive income was broken down as follows:

Other comprehensive income	Balance at December 31, 2024	Effect from exchange variation	Realization	Amounts in liabilities related to assets held for sale	Balance at March 31, 2025
Exchange variation on net investments and balance sheet conversion	4,422,217	(580,912)	-	(26,688)	3,814,617
Exchange variation on loan	(14,129,015)	348,349	-	-	(13,780,666)
Exchange variation on goodwill	1,174,626	(198,122)	-	(47,448)	929,056
Deemed cost	60,428	-	(228)	-	60,200
Gains (losses) on net investment hedge	(232,010)	-	52,043	-	(179,967)
Gains (losses) on interest hedge	(892,680)	-	158,276	-	(734,404)
Actuarial gains (losses) on pension plans and post-employment benefits	(8,163)	-	632	-	(7,531)
Gains (losses) on realization of investments at FVOCI	(23,494)	-	324	-	(23,170)

	(9,628,091)	(430,685)	211,047	(74,136)	(9,921,865)

28. NET SALES REVENUE

		Parent		Consolidated

	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Revenue from sales of products - domestic market
Third parties	1,161,785	1,115,653	29,514,815	22,677,957
Related parties	193,064	105,532	1,240	3,823

	1,354,849	1,221,185	29,516,055	22,681,780

Revenue from sales of products - foreign market
Third parties	61,601	131,436	12,331,085	10,958,073
Related parties	1,248,481	945,709	63	583

	1,310,082	1,077,145	12,331,148	10,958,656

Gross operating revenue	2,664,931	2,298,330	41,847,203	33,640,436

Deductions from gross sales
Taxes on sales	(54,903)	(52,915)	(1,343,377)	(1,226,754)
Returns and discounts	(128,540)	(103,999)	(1,098,817)	(822,766)

	(183,443)	(156,914)	(2,442,194)	(2,049,520)

Net sales revenue	2,481,488	2,141,416	39,405,009	31,590,916

45

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

29. COST AND EXPENSES BY NATURE

The Company has chosen to present the statement of income by function and presents below expenses by nature:

	Parent		Consolidated

	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Cost of products and goods sold
Inventory costs	(1,746,316)	(1,621,045)	(30,303,599)	(23,887,297)
Depreciation and amortization	(33,705)	(29,927)	(1,500,411)	(1,429,929)
Employee salaries and benefits	(161,636)	(106,314)	(2,958,066)	(2,435,967)

	(1,941,657)	(1,757,286)	(34,762,076)	(27,753,193)

Selling expenses
Depreciation and amortization	(432)	(429)	(124,574)	(137,287)
Employee salaries and benefits	(13,182)	(15,808)	(596,268)	(488,543)
Freight	(89,836)	(79,121)	(1,400,887)	(1,241,843)
Export expenses	(17,110)	(19,756)	(188,744)	(171,574)
Marketing	(7,624)	(7,976)	(280,823)	(254,862)
Other	(7,701)	(5,720)	(146,857)	(174,586)

	(135,885)	(128,810)	(2,738,153)	(2,468,695)

General and administrative expenses
Depreciation and amortization	(29,472)	(3,375)	(169,771)	(128,935)
Employee salaries and benefits	(7,968)	(11,248)	(206,495)	(194,048)
Third-party services	(43,378)	(26,220)	(158,580)	(103,745)
Other	(8,200)	(7,382)	(112,119)	(38,016)

	(89,018)	(48,225)	(646,965)	(464,744)

30. NET FINANCIAL RESULT

The Company’s financial income (expenses) is as follows:

		Parent		Consolidated

	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Interest received, earnings from financial investments	59,955	25,010	413,871	340,144
Interest accrued, debentures and lease with financial institutions	(685,521)	(413,396)	(1,655,178)	(1,278,231)
Inflation adjustments, bank expenses, amortizations, costs on debt and other	(56,717)	(81,152)	(9,887)	(138,551)
Translation gains and losses	(152,047)	360,219	(88,887)	104,134

Total	(834,330)	(109,319)	(1,340,081)	(972,504)

Financial income
Third parties	1,401,952	719,845	3,731,428	1,926,083
Related parties(a)	29,623	104,709	-	-

	1,431,575	824,554	3,731,428	1,926,083

Financial expenses
Third parties	(1,992,360)	(752,517)	(5,071,509)	(2,898,587)
Related parties(a)	(273,545)	(181,356)	-	-

	(2,265,905)	(933,873)	(5,071,509)	(2,898,587)

Total	(834,330)	(109,319)	(1,340,081)	(972,504)

(a)     The financial result balances with related parties are detailed in note 36 - Related parties.

46

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

31. EARNINGS (LOSS) PER SHARE

The following table shows the calculation of basic and diluted earnings (loss) per share:

	03/31/2025	03/31/2024
Income attributable to shareholders	88,648	26,925
Income (loss) attributable to shareholders from discontinued operations	(744)	35,693

Income (loss) attributable to shareholders from the Company	87,904	62,618
Common shares	857,928,119	932,000,000
Weighted average number of outstanding shares (units)	866,559,549	636,764,704
Basic and diluted earnings (loss) (in R$)	0.1023	0.0423
Basic and diluted earnings (loss) (in R$) from discontinued operations	(0.0009)	0.0561

Earnings or losses attributable to shareholders from the Company(a)	0.1014	0.0984

(a)	When there are no potential diluted common shares (such as stock option), the number of shares considered in the calculation of basic and diluted earnings remains the same.

32. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

32.1. Overview

In its activities, the Company is subject to market risks related to exchange rate gains (losses), variable income, interest rate and commodities price fluctuations. In order to minimize these risks, the Company has policies and procedures to minimize these exposures and may use hedging instruments, as long as previously approved by the Board of Directors.

Among the Company’s guidelines we highlight: monitoring levels of exposure to each market risk; measuring these risks; setting limits for making decisions and using hedging mechanisms, always aiming at minimizing the foreign exchange exposure of its debts, cash flows and interest rates.

The Company shall be represented exclusively by its Officers and Attorney-in-Fact, observing the limitations provided in the Bylaws, and subject to approval of the Board of Directors for acts and transactions in amounts exceeding such limit.

The Company only enters into transactions with derivatives or similar instruments that offer a maximum protection against: foreign currencies, interest rates and commodity prices, and also adopts a conservative policy of not entering into transactions that could affect its financial position. The Company does not enter into leveraged transactions with derivatives or similar instruments.

The Company also has a sound financial policy, maintaining a high level of cash balance, cash equivalents and short-term investments. At the same time, the maturity of the Company’s long-term indebtedness is distributed in such way that it is not concentrated in any single year.

Assets and liabilities presented in the balance sheet relating to derivative transactions, which are intended for equity hedge, are shown below:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Derivative financial instruments - receivable	19,677	8,641	666,561	336,551
Derivative financial instruments - payable	(1,035,709)	(1,243,238)	(1,303,808)	(1,866,472)

	(1,016,032)	(1,234,597)	(637,247)	(1,529,921)

47

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

32.2. Financial instruments by category

The Company’s financial assets and liabilities are classified as below:

			Parent
Financial assets			Fair value through
	Amortized cost		profit or loss and OCI
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and cash equivalents	263,664	732,320	-	-
Financial investments and marketable securities	1,158,454	5,717,946	1,915,927	-
Trade accounts receivable	8,285,525	9,153,215	-	-
Derivative financial instruments (a)	-	-	19,677	8,641
Notes receivable	1,079	1,084	-	-
Notes receivable - related parties	3,368,827	3,539,815	-	-

	13,077,549	19,144,380	1,935,604	8,641

Financial liabilities			Fair value through
	Amortized cost		profit or loss and OCI
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Trade accounts payable	1,695,094	1,801,269	-	-
Loans, financing and debentures	20,813,854	21,253,858	-	-
Lease payable	372,895	373,855	-	-
Derivative financial instruments (a)	-	-	1,035,709	1,243,238
Notes payable - related parties	21,732,699	24,546,618	-	-

	44,614,542	47,975,600	1,035,709	1,243,238

(a) All derivatives are classified at fair value through profit or loss. However, those designated as hedge accounting instruments also have their effects on Other Comprehensive Income in Equity.

			Consolidated
Financial assets			Fair value through
	Amortized cost		profit or loss and OCI
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and cash equivalents	3,848,230	4,516,687	6,980	-
Financial investments and marketable securities	2,348,814	17,452,129	14,064,092	874,510
Restricted cash	326,973	336,815	-	-
Trade accounts receivable	7,690,635	8,932,224	253,265	266,210
Derivative financial instruments (a)	-	-	666,561	336,551
Notes receivable	42,523	41,486	-	-
Notes receivable - related parties	-	26,601	-	-

	14,257,175	31,305,942	14,990,898	1,477,271

Financial liabilities			Fair value through
	Amortized cost		profit or loss and OCI
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Trade accounts payable	20,903,987	20,273,612	-	-
Loans, financing and debentures (b)	51,548,733	54,788,795	6,334,836	6,334,836
Lease payable	5,691,286	4,896,200	-	-
Derivative financial instruments (a)	-	-	1,303,808	1,866,472
Notes payable - investments Brazil	255,885	257,262	-	-
Notes payable - related parties	48,001	-	-	-

	78,447,892	80,215,869	7,638,644	8,201,308

(a) All derivatives are classified at fair value through profit or loss. However, those designated as hedge accounting instruments also have their effects on Other Comprehensive Income in Equity or in Inventories.

(b) The portion of loans and financing that is object of fair value hedge is classified as Fair value through profit or loss. The remaining balance of loans and financing is classified as Amortized cost, and those designated as cash flow or net investment hedging instruments also have their effects on Equity.

48

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Details of the accounting policies and methods used (including criteria for recognition, measurement bases and criteria for recognition of gains and losses) for each class of financial instruments and equity are presented in note 3.1 to the financial statements as of December 31, 2024.

32.3. Fair value of financial instruments

The method used by the Company to determine market value consists in calculating the future value based on contracted conditions and determining the present value based on market curves obtained from Bloomberg’s database, except for futures market derivatives whose fair values are calculated based on the daily adjustments of variations in market prices of commodities and futures acting as counterpart.

The Company classifies the measurement of fair value according to hierarchical levels which reflect the importance of indices used in such measurement, as follows:

Level 1: Prices quoted in (non-adjusted) active market for identical assets and liabilities.

Level 2: Other available information, except those of Level 1, where quoted prices relate to similar assets and liabilities, whether directly, by obtaining prices in active markets, or indirectly, such as valuation techniques using active market data.

Level 3: Indices used for the calculation do not derive from an active market. The Company does not have instruments at this measurement level.

Currently, the fair value of all the financial instruments of the Marfrig Group is reliably measured and hence these are classified as level 1 and 2, as shown below:

	Parent		Consolidated
	Level 1	Level 2	Level 1	Level 2
Current and non-current assets
Cash and cash equivalents	-	-	6,980	-
Financial investments and marketable securities	1,350,981	564,946	7,669,819	6,394,273
Trade accounts receivable	-	-	-	253,265
Derivative financial instruments	-	19,677	-	666,561

Current and non-current liabilities
Loans, financing and debentures	-	-	-	(6,334,836)
Derivative financial instruments	(27)	(1,035,682)	(27)	(1,303,781)

Total	1,350,954	(451,059)	7,676,772	(324,518)

Management understands that the results obtained with derivative transactions are in line with the risk management strategy adopted by the Company.

32.4. Credit risk management

The Company is subject to credit risk. Credit risk deals with group’s financial losses if a customer or counterpart in a financial instrument fails to comply with contractual obligations, which arise from most receivables.

The Company limits its exposure by analyzing credit and managing customer’s portfolio, seeking to minimize the economic exposure to a certain customer and/or market that may represent significant losses.

The Global Credit Risk Policy determines the guideline for financial credit risk management based on the following:

a) Limit of counterparty’s credit risk concentration to 15% of total current assets;

b) Investments in solid and prime financial institutions, based on their financial rating; and

c) Balance between assets and liabilities.

Conducted evaluations are based on information flows and follow-up of the volume of purchases in the market. The internal controls cover the assignment of credit limits.

49

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The maximum exposure to credit risk for the Company is the trade accounts receivable shown in Note 6, where the value of the effective risk of possible losses is presented as provision for credit risk.

Values subject to credit risk:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and cash equivalents	263,664	732,320	3,855,210	4,516,687
Financial investments and marketable securities	3,074,381	5,717,946	16,412,906	18,326,639
Trade accounts receivable	8,285,525	9,153,215	7,943,900	9,198,434
Other receivables	81,281	98,866	829,900	836,065

	11,704,851	15,702,347	29,041,916	32,877,825

32.5. Liquidity risk management

Liquidity risk arises from the Company’s working capital management and the amortization of the principal and finance charges of debt instruments. This is the risk that the Company will face difficulties to settle its falling due payables.

The Company manages its capital based on parameters to optimize the capital structure focused on liquidity and leverage metrics that enable a return to shareholders over the medium term, consistent with the risks assumed in the transaction.

The main indicator for monitoring is the modified immediate liquidity ratio, which is the ratio between the available funds (cash, cash equivalents, financial investments and marketable securities) and current indebtedness (short term). The indices presented below refer to continuing operation:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Available funds	3,338,045	6,450,266	19,976,742	22,519,515
Short-term loans and financing	2,989,160	4,479,301	6,621,740	8,352,851
Modified liquidity ratio	1.12	1.44	3.02	2.70

32.6. Market risk management

The Company is exposed to market risks arising from commodity prices, interest rates, variable income (shares) and exchange rates. For each risk, the Company conducts continuous management and sensitivity studies presented in this note.

32.7. Interest rate risk

Interest rate risk refers to the Company’s risk of incurring economic losses due to negative changes in interest rates. This exposure basically refers to changes in market interest rates which affect the Company’s assets and liabilities indexed to the TJLP (Long-Term Interest Rate) or CDI (Interbank Deposit Rate).

In order to reduce debt service costs, the Company continually monitors market interest rates to assess the need to enter into new derivative contracts to hedge its operations against the risk of fluctuations of these rates.

50

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The interest rate exposure risk of the Company is as follows:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Exposure to CDI rate:
NCE/Working capital	-	-	1,129,085	1,113,402
CPR/CCB	2,801,550	4,599,447	2,801,550	4,599,447
CRA	10,537,853	10,420,713	11,554,582	11,396,448
Debentures	-	-	5,507,109	5,337,210
(-) CDB-DI (R$)	(564,946)	(1,570,296)	(6,394,273)	(5,287,255)

Subtotal	12,774,457	13,449,864	14,598,053	17,159,252

Exposure to SOFR rate:
Prepayment/NCE/ACC (US$)	5,214,488	5,005,723	5,214,488	5,005,723
Revolving credit facility (US$)	-	-	3,714,215	3,057,761
Bank loan (US$)	-	-	2,701,758	3,435,723

Subtotal	5,214,488	5,005,723	11,630,461	11,499,207

Total	17,988,945	18,455,587	26,228,514	28,658,459

Derivative financial instruments to hedge against interest rate exposures are presented below:

				Consolidated
Fair value hedge - Derivative instruments	Hedged item	Assets	Liabilities	Notional		03/31/2025
						MtM R$
Interest swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	BRL	200,000	31,511
Interest swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	IPCA + 5.50% p.a.	100% of CDI	BRL	200,000	24,965
Interest swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	BRL	400,000	79,650
Interest swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	BRL	595,000	85,746
Interest swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	BRL	1,000,000	92,810
Interest swap	Debenture - 1st issue - 1st series - IPCA + 6.83% p.a.	IPCA + 6.83% p.a.	109.32% of CDI	BRL	990,000	83,298
Interest swap	Debenture - 5th issue - IPCA + 7.23%	IPCA + 7.23% p.a.	CDI + 0.98% p.a.	BRL	1,595,000	(106,235)
Interest swap	Debenture - 5th issue - Fixed + 12.92%	PRE + 12.92% p.a.	CDI + 0.89% p.a.	BRL	925,000	(103,822)

					5,905,000	187,923

Cash flow hedge

The Company designates as cash flow hedge derivative financial instruments for protection of cash flow (swap), exchanging cash flows based on a notional amount, a term and other pre-established conditions and criteria.

The Company has swap contracts designated as cash flow hedge accounting, as shown below:

				Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Assets	Liabilities	Notional		03/31/2025
						MtM R$
Interest rate swap	CRA	IPCA	CDI	BRL	9,159,781	(1,019,365)
					9,159,781	(1,019,365)

32.8. Commodity price risk

Cattle commodities

In its activities, the Company purchases cattle commodity, which is the largest individual component of the beef segment production cost and is subject to certain variables. The price of cattle acquired from third parties is directly related to market conditions, and is influenced by domestic availability and foreign market demand. To reduce the impact of risks on cattle commodity prices, the Company holds cattle in feedlots and trades derivative financial instruments in the futures market, as well as other operations.

51

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The derivative financial instruments used to hedge against cattle commodity price risk, which are not designated for hedge accounting, are shown below:

				Consolidated
Instrument	Hedged item	Register	Notional US$	Notional R$	03/31/2025
					MtM R$
Futures	Fed cattle	B3	(26,040)	(149,529)	(27)
Futures	Fed cattle	CME	1,165	6,689	16,515

			(24,875)	(142,840)	16,488

Corn and soybean meal, grain and oil commodities

The prices of corn and soybean meal, grain and oil are exposed to price risks arising from future purchases. This risk is managed through physical inventories, order balances at a fixed price and through derivative financial instruments.

Limits are established to protect the purchase flow of corn and soybean meal, grain and oil, aimed to reduce the impact of an increase in the price of these raw materials, and include the possible use of derivative instruments or management of inventories.

Subsidiary BRF purchases commodities at prices to be fixed in the futures and spot markets and, to protect such exposure, contracts derivative instruments in an active position (purchase) to fix such prices in advance.

Derivative financial instruments designated as cash flow hedge accounting to protect against exposure to the price risk of corn and soybean meal, grain and oil commodities to be fixed are shown below:

							Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Index	Maturity	Quantity		Price rate (a)	03/31/2025
							MtM R$
Collar - purchase	Purchases of soybean meal - price to be fixed	Soybean meal - CBOT	2nd quarter 2025	24,989	ton	341.41	(663)
Collar - purchase	Purchases of soybean meal - price to be fixed	Soybean meal - CBOT	3rd quarter 2025	38,989	ton	347.84	(1,824)
Collar - purchase	Purchases of soybean meal - price to be fixed	Soybean meal - CBOT	4rd quarter 2025	14,000	ton	357.70	(920)
Collar - purchase	Purchases of corn - price to be fixed	Corn - CBOT	2nd quarter 2025	95,997	ton	177.93	401
Collar - purchase	Purchases of corn - price to be fixed	Corn - B3	2nd quarter 2025	140,589	ton	1,270.26	2,262
Collar - purchase	Purchases of corn - price to be fixed	Corn - B3	3rd quarter 2025	166,941	ton	1,256.54	(1,124)

				481,505			(1,868)

(a)	Base price for each commodity in USD/ton, except for Corn – B3, denominated in R$/ton.

In certain situations, subsidiary BRF makes future purchases of commodities at fixed prices and, to protect such exposure, contracts derivative instruments in a passive position (sale) to maintain the prices of such purchases at market.

Derivative financial instruments designated as fair value hedge accounting to protect against exposure to the risk of fixed commodity prices are shown below:

							Consolidated
Fair value hedge - Derivative instruments	Hedged item	Index	Maturity	Quantity		Price rate (a)	03/31/2025
							MtM R$
Non-deliverable forward - sale	Purchases of soybean grain - fixed price	Soybean grain - CBOT	1st quarter 2025	2,000	ton	375.36	(50)
Non-deliverable forward - sale	Purchases of corn - fixed price	Corn - CBOT	3rd quarter 2025	76,216	ton	173.46	992
Non-deliverable forward - sale	Purchases of corn - fixed price	Corn - CBOT	1st quarter 2025	19,899	ton	188.25	1,006
Non-deliverable forward - sale	Purchases of corn - fixed price	Corn - CBOT	2nd quarter 2025	1,651	ton	187.43	33
Corn futures - sale	Purchases of corn - fixed price	Corn - B3	3rd quarter 2025	222,102	ton	1,129.29	(333)
Corn futures - sale	Purchases of corn - fixed price	Corn - B3	1st quarter 2026	6,480	ton	1,297.88	20

				328,348			1,668

(a)	Base price for each commodity in USD/ton, except for Corn – B3, denominated in R$/ton.

52

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

32.9. Exchange rate risk

Balance sheet exposure

Exchange rate risk consists of the risk of foreign exchange fluctuations leading the Company to incur losses and causing a reduction in the amounts of assets or an increase in the amounts of liabilities.

The Company also has a sound financial policy, maintaining a high level of cash balance and short-term investments with solid financial institutions.

Assets and liabilities in foreign currency are presented as follows:

		Parent
Description	03/31/2025	12/31/2024	Effects on result Translation gains (losses) 2025
Operating
Trade accounts receivable	8,130,554	8,927,853	(62,314)
Imports payable	4,566	(5,837)	1,515
Dividends receivable	-	-	(1,244)

Subtotal	8,135,120	8,922,016	(62,043)

Financial
Loans and financing	(7,316,073)	(6,080,636)	52,207
Notes payable and receivable	72,141	(4,028)	(3,245)
Balance of banks and financial investments(a)	31,043	714,063	(138,966)

Subtotal	(7,212,889)	(5,370,601)	(90,004)

Total	922,231	3,551,415	(152,047)

Translation gains			996,754
Translation losses			(1,148,801)

Translation gains (losses), net			(152,047)

(a)	Refers only to banks and financial investments balances that generated translation gains (losses).

		Consolidated
Description	03/31/2025	12/31/2024	Effects on result Translation gains (losses) 2025
Operating
Trade accounts receivable	3,972,501	4,145,785	(388,876)
Imports payable	(2,991,292)	(2,896,965)	9,219
Dividends	316	339	(1,245)
Other	(310,530)	(447,701)	(360,926)

Subtotal	670,995	801,458	(741,828)

Financial
Loans and financing	(35,890,854)	(37,734,251)	837,547
Notes payable and receivable	(263,647)	(357,102)	158,436
Balance of banks and financial investments(a)	6,427,190	6,839,357	(394,735)
Derivative financial instruments	364,817	(304,579)	51,693

Subtotal	(29,362,494)	(31,556,575)	652,941

Total	(28,691,499)	(30,755,117)	(88,887)

Translation gains			2,630,121
Translation losses			(2,719,008)

Translation gains (losses), net			(88,887)

(a)	Refers only to banks and financial investments balances that generated translation gains (losses).

53

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Since it has more financial liabilities in foreign currency than assets, the Company contracted Non-Deliverable Forward (NDF) contracts, all of them non-speculative in nature, to minimize the effects of the foreign exchange variation on its exports, as per the breakdown below:

							Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Register	Assets	Liabilities	Notional		03/31/2025
							MtM R$
Operations not designated for hedge accounting
NDF	FX	OTC	USD	BRL	USD	10,000	3,359
NDF	FX	OTC	USD	GBP	USD	(44,004)	(2,262)
NDF	FX	OTC	USD	EUR	USD	(5,445)	(1,068)
NDF	FX	OTC	USD	AUD	USD	(1,204)	169
NDF	FX	OTC	USD	CLP	USD	(6,280)	614
NDF	FX	OTC	BRL	EUR	EUR	(60,000)	3,440
NDF	FX	OTC	USD	CLP	CLP	25,000	2,818
NDF	FX	OTC	USD	EUR	EUR	(175,000)	(654)

						(256,933)	6,416

Operating income exposure

The objective of managing operating income exposure is to protect revenues and costs indexed to foreign currencies. Subsidiary BRF has internal models for the measurement and monitoring of these risks and contracts hedging instruments, designating the relationships as cash flow hedge accounting.

Subsidiary BRF has more revenues denominated in foreign currency than expenses and, therefore, contracts derivative financial instruments to reduce such exposure. Derivative financial instruments designated as cash flow and fair value hedge accounting to protect the exchange rate exposure of operating income.

The cash flow hedge amounts (derivative instruments) are shown below:

								Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Assets	Liabilities	Maturity	Exercise rate	Notional		03/31/2025
								MtM R$
NDF	Exports in USD	BRL	USD	2nd quarter 2025	5.9430	USD	180,000	30,393
NDF	Exports in USD	BRL	USD	3rd quarter 2025	6.1740	USD	126,000	32,797
NDF	Exports in USD	BRL	USD	4th quarter 2025	6.4642	USD	127,000	49,693
NDF	Exports in USD	BRL	USD	1st quarter 2026	6.3553	USD	18,000	3,425
Collar	Exports in USD	BRL	USD	2nd quarter 2025	6.0426	USD	274,000	35,163
Collar	Exports in USD	BRL	USD	3rd quarter 2025	6.2579	USD	80,000	12,183
Collar	Exports in USD	BRL	USD	4th quarter 2025	6.5806	USD	20,000	4,555
Collar	Exports in USD	BRL	USD	1st quarter 2026	6.4619	USD	24,000	908

							849,000	169,117

The Company concluded that part of its cost related to future physical purchases of commodities in dollars also generates exchange rate exposure, contracting the following derivatives and designating them as fair value hedge.

								Consolidated
Fair value hedge - Derivative instruments	Hedged item	Assets	Liabilities	Maturity	Exercise rate	Notional		03/31/2025
								MtM R$
NDF	Costs in USD	BRL	USD	3rd quarter 2025	6.0634	USD	9,426	1,957
NDF	Costs in USD	BRL	USD	1st quarter 2026	6.2860	USD	4,497	417

							13,923	2,374

54

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Investment exposure

Subsidiary BRF has both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects, certain non-derivative financial liabilities are designated as instruments to hedge the exchange rate exposure generated by such investments.

Non-derivative financial instruments designated as hedge accounting for net investment are presented below:

							Consolidated
Fair value hedge - Non-derivative instruments	Hedged item (investment)	Liabilities	Maturity	Exercise rate	Notional		03/31/2025
							MtM R$ (a)
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd quarter 2050	3.7649	USD (b)	44,158	(122,191)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd quarter 2050	3.7649	USD (b)	88,552	(175,975)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd quarter 2050	3.7649	USD (b)	53,446	(118,335)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd quarter 2050	5.1629	USD (c)	23,426	(12,465)

						209,582	(428,966)

(a)	Corresponds to the effective portion of hedge results accumulated in line item Other comprehensive income.
(b)	Designated on August 1, 2019.
(c)	Designated on November 9, 2022.

On February 1, 2025, the subsidiary BRF Foods GmbH was merged into the subsidiary BRF GmbH, and the hedge relationship was discontinued.

32.10. Sensitivity analysis

The financial instruments, including derivatives, may undergo changes in fair value as a result of the fluctuation of exchange rates, interest rates, price indexes and other variables.

The analyses of the sensitivity of derivative and non-derivative financial instruments to these variables are presented below:

Selection of risks

The main risks that may affect the value of the Company's financial instruments are:

a)	Exchange rate US$/R$, US$/CLP, US$/GBP, US$/EUR and US$/AUD;
b)	Exchange rate R$/TRY, R$/WON, R$/PYG, R$/AOA, R$/SAR and R$/AED;
c)	Floating interest rate SOFR;
d)	Inflation rate IPCA; and
e)	Interest rate CDI and SELIC.

For purposes of the analysis of sensitivity to risks, the Company presents the exposures to currencies as if they were independent, that is, they do not reflect in the exposure to exchange rate the risks of changes in other exchange rates that could be indirectly influenced by it.

Selection of scenarios

The probable scenario of the Dollar-real exchange rate, the SELIC/CDI interest rate and the IPCA projection for a one-year horizon is based on the FOCUS report disclosed by the Central Bank of Brazil (BACEN). The one-year projection for the dollar is R$ 5.96 and was obtained interpolating the quotations of the current and subsequent years. The Selic rate is expected to close the period at 15% p.a. and the IPCA at 5.65%. The Selic rate is used as a reference for the CDI sensitivity analyses. The probable scenario for the other currencies is calculated based on the parity with the US Dollar.

For SOFR interest rates, Management used the one-year projection of 3.96%, consistent with the market curves.

In the sensitivity analysis, variations of 15% and 30% were estimated for each variable for possible and remote scenarios, respectively.

55

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The sensitivity values below are for changes in financial instruments under each scenario:

				Consolidated
Exchange rate - US dollar x real				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Time deposit	5,946,791	225,560	1,151,413	2,077,265
ADRs securities	14,356	545	2,780	5,015
Prepayment/NCE/ACC (US$)	(6,856,516)	(260,066)	(1,327,553)	(2,395,040)
Bonds (US$)	(18,782,029)	(712,397)	(3,636,561)	(6,560,725)
Bank loan (US$)	(4,789,319)	(181,657)	(927,304)	(1,672,950)
Revolving Credit Facility	(3,714,215)	(140,879)	(719,143)	(1,297,407)
Agribusiness Receivables Certificates (CRA)	(525,579)	(19,935)	(101,762)	(183,589)
Foreign credit note	258,354	9,799	50,022	90,245
Working capital	(1,223,196)	(46,395)	(236,834)	(427,273)
SWAP USD x CDI	(2,565,127)	93,739	416,094	664,059

Exchange rate - other currencies				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Time deposit - Turkish Lira	830,673	31,507	160,834	290,161
Time deposit - South Korean Won	82	3	16	29
Time deposit - Paraguayan Guarani	7,200	273	1,394	2,515
Time deposit - Saudi Riyal	254,426	9,650	49,262	88,873
Time Deposit - Angolan Kwanza	53,125	2,015	10,286	18,557
Time Deposit - Arab Dirham	104,818	3,976	20,295	36,614
NDF CLP X USD	(36,061)	(1,368)	(6,982)	(12,596)
NDF EUR X USD	(31,267)	(1,186)	(6,054)	(10,922)
NDF GBP X USD	(252,682)	(9,584)	(48,924)	(88,264)
NDF AUD X USD	(6,912)	(262)	(1,338)	(2,415)

SOFR rate				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Prepayment/NCE/ACC (US$) - SOFR	(4,873,678)	7,488	(23,070)	(53,628)

Interest rate - CDI				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Bank Deposit Certificates - CDB	6,394,273	47,957	190,869	333,781
Repurchase and reverse repurchase agreements	1,501,420	11,261	44,817	78,374
Brazilian prize-draw investment bonds	1,786	13	53	93
FIDC	45,566	342	1,360	2,379
B3 securities	20	0	1	1
LTF - Financial Treasury Bill	84,257	632	2,528	4,423
NCE/Working Capital	(1,287,463)	(9,656)	(38,431)	(67,206)
CPR/CCB	(2,801,550)	(21,012)	(83,626)	(146,241)
Agribusiness Receivables Certificates (CRA)	(1,496,526)	(11,224)	(44,671)	(78,119)

Interest rate - IPCA				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Agribusiness Receivables Certificates (CRA)	(8,860,027)	(15,062)	(90,151)	(165,240)
SWAP IPCA x CDI	6,534,341	11,108	66,487	121,865

The interest rate fluctuations do not significantly affect the results of subsidiary BRF. Therefore, the financial instruments pegged to the fixed rate of subsidiary BRF are not being presented in the sensitivity analysis above.

Cattle commodities

The table below shows the sensitivity analysis for the price of cattle commodities. The Company considered scenario I as appreciation of 10% and scenarios II and III as deterioration of 25% and 50% for cattle commodity price volatility, using as reference the closing price in the period ended at March 2025.

				Consolidated
Parity - USDA Price - Cattle - R$/US$		Current scenario	Scenario I	Scenario II	Scenario III
Instrument	Risk
Futures	Increase in fed cattle price	(27)	(3)	7	1
Futures	Increase in fed cattle price	16,515	1,652	(4,129)	(826)

		16,488	1,649	(4,122)	(825)

56

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Corn and soybean meal, grain and oil commodities

For the probable scenario of commodities, the Company uses as a reference the future value of assets in the period ended March 2025, and therefore understands that there will be no changes in the results of transactions. For the exchange rate, the probable scenario is referenced by external sources, such as the Focus report, interpolating the quotations of the current and subsequent years. The probable scenario for the other currencies is calculated based on the parity with the US Dollar.

For the possible and remote scenarios, in both cases positive and negative variations of 15% and 30% respectively were considered from the probable scenario. Such sensitivity scenarios are derived from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in preparing these analyses is based on the position in the period ended March 2025. The estimated amounts may differ significantly in relation to the numbers and results to be recorded by the Company. Positive values indicate gains and negative values indicate losses.

				Consolidated
Operating result - commodities		Scenario
	Remote -30%	Possible -15%	Probable	Possible 15%	Remote 30%
Soybean grain - CBOT	266	323	380	437	494
Cost of products and goods sold	(228)	(114)	-	114	228
NDF	228	114	-	(114)	(228)

Net effect	-	-	-	-	-

Soybean meal - CBOT	233	283	333	383	433
Cost of products and goods sold	7,790	3,895	-	(3,895)	(7,790)
Collar	(7,790)	(3,895)	-	3,895	7,790

Net effect	-	-	-	-	-

Corn - CBOT	124	150	176	203	229
Cost of products and goods sold	(94)	(47)	-	47	94
Collar	(3,769)	(1,176)	-	1,576	4,168
NDF	5,074	2,537	-	(2,537)	(5,074)

Net effect	1,211	1,314	-	(914)	(812)

Corn - B3	856	1,040	1,223	1,407	1,590
Cost of products and goods sold	28,969	14,485	-	(14,485)	(28,969)
Collar	(72,395)	(15,197)	-	12,064	59,974
Futures	81,933	40,966	-	(40,966)	(81,933)

Net effect	38,507	40,254	-	(43,387)	(50,928)

57

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

33. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes were calculated according to prevailing legislation and Federal Law 12,973/14.

Income and social contribution tax calculations and returns, when required, are open to review by tax authorities for varying statutory years in relation to the payment or filing date.

Below are the calculation and reconciliation of taxes in the statement of income for the periods ended March 2025 and 2024:

	Parent		Consolidated

	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Profit (loss) before taxes	(352,699)	(41,988)	(66,437)	(95,834)
Income and social contribution taxes - Nominal rate (34%)	119,918	14,275	22,589	32,583

Adjustments to determine the effective tax rate:
Taxation on profit of companies abroad	-	8,909	(19,249)	12,590
Credit of tax paid abroad	-	27,016	45,376	27,016
Effect from differences in tax rate of companies abroad	-	-	(161,363)	206,800
Tax losses and social contribution carryforwards from prior years	-	-	(16,347)	216
Tax incentive	18,827	11,744	50,417	14,257
Equity in earnings (losses) of subsidiaries	64,819	(52,395)	653	(4,898)
Translation gains (losses)	245,261	-	108,529	-
Expected adjustment of the rate in the year	-	-	352,851	-
Other additions / exclusions	(7,478)	59,364	108,345	(60,396)

Total	441,347	68,913	491,801	228,168

Total current taxes	-	27,016	(85,105)	(93,563)
Total deferred taxes	441,347	41,897	576,906	321,731

	441,347	68,913	491,801	228,168

Effective tax rate(a)	125%	164%	740%	238%

(a) The difference between nominal and effective rate is significantly affected by equity in earnings (losses) of subsidiaries, taxes on profits abroad and foreign exchange variations arising from monetary items that are part of the net investments in foreign entities.

34. SEGMENT REPORTING

The Company defined its segments according to the business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, and for which there is individual financial information available. Therefore, the segments managed by the Company are: “Beef - North America”, “Beef - South America”, “Poultry, Pork and Processed Products – BRF” and “Corporate”, as presented below:

	Beef - North America		Beef - South America(a)		Poultry, pork and processed products-BRF		Corporate		Total

Balance sheet	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Noncurrent assets	7,643,057	8,435,549	17,084,758	12,177,888	31,438,209	31,844,590	29,537,659	30,117,446	85,703,683	82,575,473

Profit or Loss	YTD 2025	YTD 2024	YTD 2025	YTD 2024	YTD 2025	YTD 2024	YTD 2025	YTD 2024	YTD 2025	YTD 2024

Net revenue	19,054,680	14,024,127	4,925,091	4,238,513	15,425,239	13,328,276	-	-	39,405,010	31,590,916
Domestic market	17,311,507	12,552,234	2,210,790	1,694,585	8,005,552	6,722,102	-	-	27,527,849	20,968,921
Foreign market	1,743,173	1,471,893	2,714,301	2,543,928	7,419,687	6,606,174	-	-	11,877,161	10,621,995

Operating income (expenses)	(319,118)	30,056	349,200	256,494	1,884,032	1,250,676	(640,471)	(660,556)	1,273,643	876,670

(a) Details of net revenue / operating profit from discontinued operation of the Beef South America segment are presented in note 12 - Assets and liabilities held for sale and discontinued operations.

58

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

35. INSURANCE COVERAGE

The Company’s policy is to insure its property, plant and equipment and inventories subject to risk, at amounts deemed sufficient to cover possible losses, taking into consideration the nature of its activities and the insurance advisors’ opinion.

Based on the maximum risk weighting, the Company does not have a policy of maintaining insurance policies to protect against lost profits, given the broad geographic distribution of its plants and the fact that its operations can be reorganized in the event that any need arises.

Below is a summary of the amounts insured by the Company for continuing operations:

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Buildings and meatpacking facilities	1,013,640	1,013,640	12,467,553	12,198,031
Inventories	267,120	267,120	1,277,742	1,622,070
Third-party warehouse	-	-	172,451	156,513
Vehicles	2,381	25,343	17,008	41,160
Transportation of goods	3,564,573	1,562,375	6,548,862	4,509,608
Directors’ guarantees	287,110	309,615	517,161	554,467
Civil liability	31,721	31,721	844,780	900,045
Aircraft	2,645,069	2,466,807	3,219,289	3,086,037
Other	1,026,978	885,081	1,078,457	937,487

	8,838,592	6,561,702	26,143,303	24,005,418

The assets held for sale have coverage in the amount of R$ 1,071,389. This amount is sufficient to cover any losses according to Management’s judgment.

59

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

36. RELATED-PARTY TRANSACTIONS

36.1. Related parties to the parent company

Transactions between the Parent and its related parties are shown below:

												Parent
	Outstanding balance
	Trade accounts receivable			Trade accounts payable		Notes receivable		Notes payable		Advances to suppliers		Advances from customers
	03/31/2025		12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Agropecuária Jacarezinho Ltda.	-		29	1,257	1,744	-	-	-	-	-	-	-	-
Beef Holdings Limited	-		-	-	-	11,154	11,161	-	-	-	-	-	-
BRF S.A.	41,262		42,150	7,715	14,842	-	-	-	-	-	-	1	4
Establecimientos Colonia S.A.	-		-	141	2,452	90	-	-	-	-	-	-	-
Fazenda São Marcelo Ltda.	-		16	5,657	427	-	-	-	-	-	-	-	-
Frigorífico Tacuarembó S.A.	-		-	-	2,896	405	-	-	-	-	-	-	-
Inaler S.A.	-		-	-	-	58	-	-	-	-	-	-	-
Marb Bondco PLC	-		-	-	-	2,556	2,756	-	-	-	-	-	-
Marfrig Beef International Ltd.	-		-	-	-	1,772,647	1,891,992	-	-	-	-	-	-
Marfrig Chile S.A.	17,015	-	5,079	-	-	161	381	-	59,814	-	-	-	-
Marfrig Comercializadora de Energia Ltda.	-		-	-	-	2,433	2,407	1,544,500	1,044,500	-	-	-	-
Marfrig Holdings (Europe) B.V	-		-	-	-	122,392	131,108	5,431,526	6,570,772	-	-	-	-
Marfrig Overseas Ltd.	-		-	-	-	299,140	318,620	690,571	1,698,380	-	-	-	-
Marfrig US Holding, LLC	-		-	-	-	11	12	-	-	-	-	-	-
Masplen Ltd.	-		-	-	-	1,951	1,921	-	-	-	-	-	-
MF Foods USA, LLC	8,213		11,647	-	-	-	-	-	-	-	-	-	-
MFG Agropecuária Ltda.	-		48	-	-	-	16,932	-	-	-	2,298,299	-	-
MFG Holdings SAU	-		546	-	-	327,382	347,554	-	-	-	-	-	-
MFG US Holding, LLC	-		-	-	-	-	158	-	-	-	-	-	-
NBM US Holdings, Inc.	-		-	-	-	18,250	-	-	-	-	-	-	-
Pampeano Alimentos S.A.	26,334		22,238	17,551	17,041	800,555	805,304	-	-	-	-	-	-
Plant Plus Foods Brasil Ltda.	1,611		2,007	-	-	9,516	9,509	-	-	-	-	-	-
Prestcott International S.A.	-		-	-	-	126	-	-	-	-	-	-	-
Weston Importers Ltd.	8,048,314	-	8,811,686	-	-	-	-	14,066,102	15,173,152	-	-	-	-
Controlling shareholders	-		1	-	-	-	-	-	-	-	-	-	-
Key management personnel	-		9	-	-	-	-	-	-	-	-	-	-

	8,142,749		8,895,456	32,321	39,402	3,368,827	3,539,815	21,732,699	24,546,618	-	2,298,299	1	4

60

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

									Parent
	Recognized as profit or loss
	Sales		Costs		Financial income		Financial expenses		Administrative (a)

	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Agropecuária Jacarezinho Ltda.	-	-	(2,690)	-	-	-	-	-	-	-
BRF S.A.	112,206	71,952	(17,274)	(13,611)	-	-	-	-	(5,880)	-
Establecimientos Colonia S.A.	-	-	-	-	-	-	-	-	103	146
Fazenda São Marcelo Ltda.	-	-	(6,816)	(7,930)	-	-	-	-	-	-
Frigorífico Tacuarembó S.A.	-	-	-	-	-	-	-	-	505	584
Inaler S.A.	-	-	-	-	-	-	-	-	66	-
Marb Bondco PLC	-	-	-	-	-	-	-	(106)	-	-
Marfrig Beef (UK) Limited	-	-	-	-	-	-	-	(6)	-	-
Marfrig Beef International Ltd.	-	-	-	-	18,512	18,130	-	-	-	-
Marfrig Chile S.A.	60,771	4,595	-	-	-	-	-	-	189	217
Marfrig Comercializadora de Energia Ltda.	-	-	(10,528)	(7,686)	-	-	-	-	-	-
Marfrig Holdings (Europe) B.V	-	-	-	-	827	27,731	(51,322)	(63,183)	-	-
Marfrig NBM Holdings Limited	-	-	-	-	-	2	-	-	-	-
Marfrig Overseas Ltd.	-	-	-	-	3,583	30,309	(26,309)	(9,267)	-	-
Masplen Ltd.	-	-	-	-	24	18	-	-	-	-
MF Foods USA, LLC	4,006	9,014	-	-	-	-	-	-	-	-
MFG Agropecuária Ltda.	-	-	(216,090)	(33,839)	-	-	-	-	-	-
MFG Holdings SAU	-	-	-	-	4,299	6,255	-	-	870	1,753
NBM US Holdings, Inc.	-	-	-	-	-	3,171	-	(5,767)	18,265	22,120
Pampeano Alimentos S.A.	77,987	29,757	(37,747)	-	2,378	4,044	-	-	18,702	15,964
Plant Plus Foods Brasil Ltda.	2,922	4,394	-	-	-	-	-	-	-	-
Prestcott International S.A.	-	-	-	-	-	-	-	-	143	149
Quickfood S.A.	-	-	(1,598)	-	-	-	-	-	-	-
Weston Importers Ltd.	1,183,647	931,519	-	-	-	15,049	(195,914)	(103,027)	-	-
Controlling shareholders	2	-	-	-	-	-	-	-	-	-
Key management personnel	4	10	(696)	-	-	-	-	-	-	-

	1,441,545	1,051,241	(293,439)	(63,066)	29,623	104,709	(273,545)	(181,356)	32,963	40,933

(a)	This refers substantially to debit and credit notes of corporate expenses.

The nature of related-party transactions between Marfrig Group companies is represented by commercial transactions (purchases and sales) and sending of cash for payment of such transactions, as well as for working capital.

Purchases and sales of products are made at market values. No guarantees or estimated losses on doubtful accounts are required. These transactions involve purchase and sale of fresh meat and cattle, poultry and lamb processed products.

Transactions between subsidiaries do not have an impact on the consolidated financial statements, given that they are eliminated in consolidation.

36.2. Consolidated related parties

									Consolidated
	Outstanding balance
	Trade accounts receivable		Trade accounts payable		Notes receivable		Notes payable		Advances to suppliers
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Agropecuária Jacarezinho Ltda.	-	29	-	1,744	-	-	-	-	-	-
Fazenda São Marcelo Ltda.	-	16	-	427	-	-	-	-	-	-
MFG Agropecuária Ltda.	-	48	-	-	-	16,932	-	-	-	2,298,299
Plant Plus Foods, LLC	-	-	-	-	-	160	-	-	-	-
Plant Plus Foods Brasil Ltda.	-	2,007	-	-	-	9,509	-	-	-	-
Controlling shareholders (a)	-	1	-	-	-	-	48,001	-	-	-
Key management personnel	15	9	147	466	-	-	-	-	247	-

	15	2,110	147	2,637	-	26,601	48,001	-	247	2,298,299

(a)	Refers to the acquisition of MFG Agropecuária Ltda. and other subsidiaries, see note 14.3.1 – MFG Agropecuária Ltda.

61

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

			Consolidated
	Recognized as profit or loss
	Sales		Costs

	YTD	YTD	YTD	YTD
	2025	2024	2025	2024
Agropecuária Jacarezinho Ltda. (a)	-	-	(2,690)	-
Fazenda São Marcelo Ltda. (a)	-	-	(6,816)	(7,930)
MFG Agropecuária Ltda. (a)	-	-	(216,090)	(33,839)
Plant Plus Foods Brasil Ltda. (b)	1,290	4,394	-	-
Controlling shareholders	2	-	-	-
Key management personnel	11	12	(696)	-

	1,303	4,406	(226,292)	(41,769)

(a)	Refers to costs up to March 31, 2025 prior to the acquisition of these companies.
(b)	Refers to sales up to January 31, 2025 before the consolidation of this company.

36.3. Related parties of assets held for sale

During the period ended March 2025, there were no related-party transactions between continuing and discontinued (held for sale) companies.

37. MANAGEMENT COMPENSATION

As permitted under NBC TG 21/R4 (CVM Resolution 102/22) and based on the recommendations in Official Letter CVM/SNC/SEP/No.003/2011, Management chose not to present once again the details in its Notes of Management Compensation and sub-items (Board of Directors, Statutory Officers, Statutory Audit Committee, Audit Board, Stock Option Plan) so as to prevent the repetition of information already reported in the financial statements for the year ended December 31, 2024.

37.1. Consolidated compensation

The compensation of Management and Board members is made up of the compensation of five members of the Board of Directors (the other two opted for not receiving compensation as board members, one of whom is also a member of the Statutory Board of Executive Officers and receives compensation from that body), six members of the Audit Board (three of whom are alternate members) and four officers appointed as per the Company’s bylaws.

The added value of the compensation received by the Company’s Management and Board members for their services is defined through market practices, with the participation of the Compensation, Corporate Governance and Human Resources Committee,

Description	03/31/2025	03/31/2024
Consolidated management compensation	6,157	5,378
Total	6,157	5,378

37.2. Direct granting of shares

In the period ended March 2025, no shares were transferred to the Company's Management.

62

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

38. ADDITIONAL INFORMATION OF THE CASH FLOW STATEMENTS

The following table presents the changes in liabilities from financing activities arising from operations with and without cash effect:

Parent
	Balance at December 31, 2024	Cash flow	Non-cash changes		Balance at March 31, 2025
Description			Exchange rate fluctuation	Other (a)
Loans, financing and debentures	21,253,858	(1,081,307)	(52,207)	693,510	20,813,854
Lease payable	373,855	(1,224)	-	264	372,895
Capital reserves and treasury shares	(2,141,436)	(383,037)	144,186	436,815	(1,943,472)
Financial investments and marketable securities	5,717,946	(2,643,565)	-	-	3,074,381

	25,204,223	(4,109,133)	91,979	1,130,589	22,317,658

(a)  The amounts presented under other for loans, financing, debentures and lease payable refer to interest expenses incurred, cost of issuing in financial operations and adjustment to present value of leases in the period.

										Consolidated
	Balance at December 31, 2024	Cash flow			Non-cash changes					At March 31, 2025
Description			Combinação de negócios	Adição de controlada	Non-controlling interest	New contracts	Exchange rate fluctuation	Acquisition of related party	Other (a)
Loans, financing and debentures	61,123,631	(2,409,049)	-	-	-	-	(2,447,720)	-	1,616,707	57,883,569
Lease payable	4,896,200	(302,346)	-	-	-	355,767	(67,928)	736,890	72,703	5,691,286
Capital reserves and treasury shares	(2,141,436)	(799,778)	-	-	206,125	-	144,186	-	647,431	(1,943,472)
Financial investments and marketable securities	18,326,639	(1,831,292)	-	-	-	-	(82,441)	-	-	16,412,906
			-	-
	82,205,034	(5,342,465)			206,125	355,767	(2,453,903)	736,890	2,336,841	78,044,289

(a) The amounts presented under other for loans, financing, debentures and lease payable refer to interest expenses incurred, cost of issuing in financial operations and adjustment to present value of leases in the period and for non-controlling interest refers to the amount attributed to profit or loss for the period.

39. EVENTS AFTER THE REPORTING PERIOD

CRA

On April 3, 2025, the Company's CRA in the amount of R$ 1,500,000 was settled, see disclosure in note 22 – Loans, financing and debentures.

Plant Jeddah Saudi Arabia

On April 21, 2025, subsidiary BRF’s Board of Directors approved an investment of approximately US$ 160,000 (R$ 919,840) for the construction of a new processed products plant in Jeddah, Saudi Arabia.

The investment will be made by BRF Arabia Holding Company, a subsidiary of subsidiary BRF and a joint venture vehicle with Halal Products Development Company, a wholly- owned subsidiary of the Public Investment Fund (PIF).

The new plant will have a production capacity of approximately 40 thousand tons/year of processed poultry and beef products. The project will allow subsidiary BRF to increase its local production from 17,000 to 57,000 tons per year, capturing the growing demand from the regional market and global accounts, as well as consolidating its strategic partnership with Saudi Arabia.

CRA - BRF

On April 22, 2025, subsidiary BRF concluded its sixth issue of simple, non-convertible, unsecured debentures, in up to 4 series as per the table below, for private placement, in the total amount of R$ 1,250,000.

63

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated interim financial statements
Periods ended March 31, 2025 and 2024
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), within the scope of its 390th issue of agribusiness receivables certificates (“CRA”), in up to four series, backed by agribusiness credit rights, for public distribution to the general public.

Issuance costs in the amount of R$ 63,272 were capitalized and will be recognized in profit or loss over the term of the operations based on the effective interest method.

Merger of Shares between Marfrig and BRF

On May 15, 2025, the boards of directors of Marfrig Global Foods S.A. (“Company” or “Marfrig”) and BRF S.A. (“BRF” and, together with Marfrig, the “Companies”) approved the execution, between the Companies, of the Plan of Merger of Shares of BRF S.A. by Marfrig Global Foods S.A. (the “Plan of Merger”), which sets forth the terms and conditions applicable to the merger by Marfrig of all shares issued by BRF (other than BRF shares held by Marfrig) as of the Closing Date (as defined below). In exchange, BRF's shareholders (except Marfrig) will receive common shares issued by Marfrig, in accordance with the Share Exchange Ratio (as defined below), thus resulting in the transfer of BRF’s shareholder base to Marfrig (the “Merger of Shares”). The Plan of Merger, the Merger of Shares, and related matters will be submitted for approval by the extraordinary general meetings of the Companies. Following the completion of the Merger of Shares, BRF will become a wholly owned subsidiary of the Company.

As a result of the Merger of Shares, BRF shareholders (except Marfrig) will receive 0.8521 common shares issued by Marfrig for each one (1) common share issued by BRF held at the completion date of the Merger of Shares, as set forth in the Plan of Merger (“Closing Date” and “Share Exchange Ratio,” respectively). The completion of the Merger of Shares will be subject to the satisfaction (or waiver, as the case may be) of certain conditions set forth in the Plan of Merger and the occurrence of the Closing Date.

The negotiation and determination of the Share Exchange Ratio considered the distribution of dividends and/or interest on equity in the gross amounts of (i) BRL 3,520,000,000.00 (three billion, five hundred and twenty million reais) by BRF; and (ii) BRL 2,500,000,000.00 (two billion, five hundred million reais) by Marfrig, in both cases to be resolved by the Closing Date (inclusive) (together, the “Permitted Distributions”).

The Share Exchange Ratio will be adjusted solely (i) in the event of share splits, reverse share splits, or in-kind share dividends issued by either Company; and/or (ii) pursuant to the methodology set forth in the Plan of Merger. Under the methodology described in the Plan of Merger, any payments made by the Companies in connection with the exercise of withdrawal rights will proportionally reduce the Permitted Distributions by an equivalent amount applied to both Companies.

The Company continues to evaluate the financial and operational impacts arising from the Merger of Shares but emphasizes that it sees significant strategic value added through the Merger of Shares. This transaction is expected to drive the global consolidation of its businesses and strengthen its brands through a robust multi-protein platform, including, among other advantages: (i) bolstering the Companies' presence as leaders in the global food market; (ii) achieving strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; and (iii) enhancing operational scale and diversification, thereby improving resilience and mitigating risks associated with the sector’s seasonality and macroeconomic variables.

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